Exhibit 4.1

RUSORO MINING LTD.

Suite 2164 – 1055 Dunsmuir Street
Vancouver, British Columbia  V7X 1B1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2007

Dated:  December 12, 2008

TABLE OF CONTENTS

GLOSSARY OF TERMS; PRELIMINARY NOTES		i

ITEM 1.	CORPORATE STRUCTURE	1
1.1	Name, Address and Incorporation	1
1.2	Intercorporate Relationships	1

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS OF THE CORPORATION	4
2.1	Three Year History	4
2.2	Significant Acquisitions	5

ITEM 3.	BUSINESS OF THE CORPORATION	8
3.1	General	8
3.2	Risk Factors	14
3.3	Mineral Projects	24

ITEM 4.	DIVIDENDS	49

ITEM 5.	DESCRIPTION OF CAPITAL STRUCTURE	49

ITEM 6.	MARKET FOR SECURITIES	50
6.1	Trading Price and Volume	50
6.2	Prior Sales	51

ITEM 7.	ESCROWED SECURITIES	52

ITEM 8.	DIRECTORS AND OFFICERS	52
8.1	Name, Address, Occupation and Security Holdings	52
8.2	Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	55
8.3	Conflicts of Interest	57

ITEM 9.	LEGAL AND REGULATORY PROCEEDINGS	57

ITEM 10.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	58

ITEM 11.	TRANSFER AGENT AND REGISTRAR	59

ITEM 12.	MATERIAL CONTRACTS	59

ITEM 13.	INTERESTS OF EXPERTS	60

ITEM 14.	ADDITIONAL INFORMATION	60

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

“BCBCA” means the Business Corporations Act (British Columbia);

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“Common Shares” means common shares of the capital of the Corporation;

“Corporation” or “Rusoro” means Rusoro Mining Ltd., a British Columbia corporation;

“CVG” means Corporación Venezolana de Guayana, a decentralized Venezuelan autonomous entity responsible for the development and administration of the Guayana Region of Venezuela;

“MEM” means the Venezuelan Ministry of Energy and Mines;

“MIBAM” means the Venezuelan Ministry of Basic Industries and Mining (formerly the MEM);

“Micon” means Micon International Limited, mineral industry consultants;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“Scott Wilson RPA” means Scott Wilson Roscoe Postle Associates Inc.;

“SEC” means the United States Securities and Exchange Commission;

“TSXV” means the TSX Venture Exchange.

i

PRELIMINARY NOTES

Financial Statements and MD&A

The Corporation’s audited financial statements and management’s discussion and analysis have been filed with Canadian securities regulatory authorities and are available electronically on the SEDAR website at www.sedar.com.  All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principals (“GAAP”).  The Corporation’s fiscal year end is December 31.

Effective Date of Information

All information in this Annual Information Form is as of December 31, 2007 unless otherwise indicated.

Forward Looking Statements

This Annual Information Form contains or incorporates by reference “forward-looking information” which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action and includes future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also includes, but is not limited to, statements with respect to the future financial and operating performance of the Corporation and its subsidiaries and their proposed mineral projects, the future price of precious and base metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, working capital requirements, capital and exploration expenditures, costs and timing of mine development, processing facility construction and the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words or phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; the outcome of negotiations; conclusion of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of precious and base metals; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability; insurrection or war; political uncertainty; arbitrary changes in law; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  As a result, actual actions, events or results may differ materially from those described in forward-looking statements, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere.  Forward-looking statements contained herein are made as of the date of the Annual Information Form and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to

ii

be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

Currency

All dollar amounts in this Annual Information Form are expressed in Canadian dollars, unless otherwise indicated.

Information for United States Investors

The financial statements of the Corporation have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards and, therefore, are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the properties and operations of the Corporation included in or incorporated by reference into this Annual Information Form has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information prepared under applicable United States securities laws.

Without limiting the foregoing, the term “mineral resource” and the terms that result when it is preceded by “inferred”, “indicated” or “measured” (to indicate increasing geological confidence) as used in this Annual Information Form or in documents incorporated herein by reference are Canadian mining terms defined in accordance with NI 43-101, which incorporates by reference the definitions set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. While these terms are recognized and required by Canadian regulations, they are not defined terms recognized by the SEC. The term “inferred mineral resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. In addition, the definitions of “proven mineral reserves”‘ and “probable mineral reserves” under CIM standards differ in certain respects from the SEC standards. While disclosure of “contained ounces” is permitted disclosure under Canadian regulations, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to the unit of measure. Accordingly, certain information contained in this Annual Information Form or in documents incorporated herein by reference concerning descriptions of mineralization and resources may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact: (i) that the Corporation exists under the laws of British Columbia; (ii) that certain officers and the directors of the Corporation are residents of countries other than the United States; (iii) that the experts named in this Annual Information Form are residents of countries other than the United States; and (iv) that all or a substantial portion of the assets of the Corporation and the persons described above are located outside the United States.

iii

ITEM 1.                                           CORPORATE STRUCTURE

1.1                                                                               Name, Address and Incorporation

The full corporate name of the Corporation is Rusoro Mining Ltd. (“Rusoro” or the “Corporation”).  The head office of the Corporation is located at Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1B1.  The registered and records office of the Corporation is located at Suite 1600, 609 Granville Street, PO Box 10068, Pacific Centre, Vancouver, British Columbia, V7Y 1C3.

The Corporation was incorporated under the laws of the Province of British Columbia on March 1, 2000 under the name “Hollingfield Capital Corporation”.  The Corporation changed its name to “PKI Innovations (Canada) Inc.” on August 10, 2001.  On June 6, 2005, the Corporation changed its name to “Newton Ventures Inc.” and consolidated its issued and outstanding Common Shares on the basis of one new share for seven existing shares.  On November 6, 2006, the Corporation changed its name to “Rusoro Mining Ltd.” and consolidated its issued and outstanding Common Shares on the basis of 0.6 of a new share for 1 existing share.

1.2                                                                               Intercorporate Relationships

The structure of the Corporation and its subsidiaries is set out below.  All of the subsidiaries of the Corporation are incorporated in Venezuela unless otherwise noted.

[Rest of page intentionally left blank]

RUSORO MINING LTD.
(British Columbia)
100%
RUSORO MINING DE VENEZUELA C.A
Mixed Enterprise pending
100%
RUSORO MINING (PANAMA) INC.
(Panama)
100%
RUSORO MH ACQUISITION, LTD.
(British Columbia)
*Refer to 3rd page
100%
MENA RESOURCES INC.
(British Columbia)
100%
VENEZUELA HOLDINGS (BVI) LTD.
(British Virgin Islands)
*Refer to next page
100%
TOMBSTONE NEVADA INC.
(Nevada)
(dormant)
100%
TOMBSTONE ARUBA AVV
(Aruba)
100%
TOMBSTONE EXPLORACION DE MEXICO
(Mexico)
(sale pending)
100%
MINORO ARUBA AVV
(Aruba)
100%
CERENEX FINANCIAL AVV
(Aruba)
(dormant)
100%
ORO ARUBA AVV
(Aruba)
100%
MINORO (HONDURAS) SA
(Honduras)
Minoro Project
100%
EXPLORACIONES MINERA (HONDURAS) SA
(Honduras)
Minoro Project
100%
MINPLATA ARUBA AVV
(Aruba)
100%
RACAL INVESTMENTS AVV
(Aruba)
100%
INVERSIONES GOLDWANA CA
Trinidad project
100%
CORPORACION MINERA 6560433
Angelito Project
24%
76%
BALANDRIA LIMITED
(British Virgin Islands)
100%
DOTLEY FINANCIAL CORP.
(Panama)
100%
INVERSIONES MINERA EL DORADO SA
(Panama)
100%
CORPORACION 80,000 CA
El Placer
100%
LAMIN LABOREOS MINEROS CA
San Rafael
100%
CORPORACION CABELLO GALVEZ
Atlantida
100%
Emilia I and II Ceiba II
MINERIA MS CA
100%
GRUPO AGAPOV DE VENEZUELA, CA
100%
CRADOCK UNITED INC.
(Panama)
100%
INVERSORA MARYATE CA
Virginia I & II
100%
INVERSORA TECNICA DE MINAS CA
Belkis I
100%
INVERSIONES FITZCARRALDO CA
no property assets
100%
MINERAL ECOLOGICAL TECHNOLOGY DE VENEZUELA MET CA
Guaicamacuare
100%
GENERAL MINING DE GUAYANA CA
Increible 6
100%
KRYSOS MINING SA
Valle Hondo, Valle Hondo 89-90
100%
CORPORACION MINERA 11-90 CA
no property assets
100%
CORPORACION MINERA 410879 CA
Anaconda
100%
INVERSIONES VIPAGO CA
Unin
100%
REPRESENTA-CIONES CARSON GOLD INT. SA
Bloque A & C
100%
MINERA TAPAYA, CA
Tapaya 1 & Libertad 1
100%
INVERSIONES YURUAN CA
Yuruan I
100%
CORPORACION MINERA SOR TERESITA CA
Sor Teresita 1-5, Bloque B

ITEM 2.                                                GENERAL DEVELOPMENT OF THE BUSINESS OF THE CORPORATION

2.1                                                                               Three Year History

2005 — 2006

Prior to the Grupo Agapov Merger (described below) the Corporation had no active business and was pursuing potential acquisitions.

Grupo Agapov Merger

In November of 2006, Newton Ventures (Panama) Inc., a wholly owned subsidiary of the Corporation, merged (the “Grupo Agapov Merger”) with Grupo Agapov Corp. (“Grupo Agapov”) to form a new corporation, Rusoro Mining (Panama) Inc. (“Rusoro Panama”), a wholly owned subsidiary of the Corporation.

Pursuant to the Grupo Agapov Merger which was completed on November 7, 2006, Rusoro acquired all of the issued and outstanding and shares of Grupo Agapov in consideration for the issuance of 108,333,334 Common Shares to the shareholders of Grupo Agapov.

Oro 88

In December 2006, Rusoro acquired a group of CVG contracts and concessions granted by the MEM known as Oro 88.  The contracts and concessions are held by corporations which were owned beneficially by Mr. Vladimir Agapov, the Chairman of the Board of Rusoro.  The purchase price was U.S.$5,000,000 of which U.S.$2,500,000 was paid on signing of the acquisition agreement and the balance of which was paid in two further instalments.

Recent Acquisitions

For information on acquisitions completed by the Corporation since January 1, 2007 refer to Item 2.2 “Significant Acquisitions”.

2.2                                                                               Significant Acquisitions

Mena Arrangement

Pursuant to an agreement dated January 22, 2007 between the Corporation and Mena Resources Inc. (the “Mena Arrangement Agreement”) Rusoro Acquisition Corp., a wholly owned subsidiary of the Corporation, amalgamated with Mena Resources Inc., by way of a Plan of Arrangement (the “Mena Arrangement”) under the BCBCA and continued as one company named Mena Resources Inc. (“Mena”), a wholly owned subsidiary of the Corporation.

Pursuant to the Mena Arrangement which was completed on March 5, 2007, Rusoro acquired all of the issued and outstanding shares of Mena in consideration for the issuance of 31,424,255 Common Shares to the shareholders of Mena.

Pursuant to an agreement dated February 23, 2007 (the “Agency Agreement”) between Canaccord Adams Limited, Haywood Securities Inc. and Pacific International Securities Inc.  Mena Resources Inc. completed a private placement for gross proceeds of $72,075,330.  The securities issued by Mena Resources Inc. under the private placement were exchanged for 18,433,588 Common Shares and 9,216,794 Common Share purchase warrants pursuant to the Mena Arrangement.  The proceeds from the private placement were used for exploration of the Corporation’s mineral properties in Venezuela and for general working capital.

Mena has been in the business of mineral exploration and development since 1991, with its primary focus in Latin America for the past several years.  Mena currently holds property interests in Venezuela, (through its 24% interest in Balandria Limited) and Honduras.

GFN Business Combination

Pursuant to an agreement dated October 11, 2007 between the Corporation and Gold Fields Netherlands Services B.V. (“GF Netherlands”), as amended by a joinder and amending agreement dated November 28, 2007 between the Corporation, GF Netherlands, Rusoro Mining (BVI) Ltd. (“Rusoro BVI”) and Venezuela Holdings (BVI) Ltd. (“VHL”) (such agreement and joinder agreement collectively the “Combination Agreement”), the Corporation indirectly acquired (the “GFN Business Combination”) from GF Netherlands a 100% interest in VHL and certain other subsidiary companies of GF Netherlands (VHL and such other subsidiary companies collectively, the “Acquired Companies”), which collectively held all of the Venezuelan mining assets of GF Netherlands, including a 95% interest in the Choco 10 mine.  The total consideration consisted of U.S.$180,000,000 in cash and the issuance of 140,000,001 Common Shares.  Pursuant to the Combination Agreement, in connection with the closing of the GFN Business Combination, among other things:

(a)                                  Rusoro BVI, which was a wholly-owned subsidiary of the Corporation, merged into VHL, which was a wholly-owned subsidiary of GF Netherlands, under the provisions of the Business Companies Act, (2004) of the British Virgin Islands and VHL became a wholly-owned subsidiary of the Corporation and owns, directly or indirectly, a 100% interest in the other Acquired Companies;

(b)                                 In connection with the merger of Rusoro BVI into VHL, the Corporation issued an aggregate of 93,750,000 Common Shares and 93,750,000 Common Share purchase warrants to subscribers under a private placement completed by Rusoro BVI; and

(c)                                  GF Netherlands (i) subscribed for and was issued 140,000,001 Common Shares of the Corporation for an aggregate subscription price of U.S.$330,400,000 and (ii) was, in effect, paid the sum of U.S.$180,000,000 in cash.

The U.S.$180,000,000 cash portion of the transaction consideration was not paid to GF Netherlands directly by the Corporation or any subsidiary.  Instead, the closing steps contemplated by the Combination Agreement involved certain short term loans being made by a financial institution to each of the Corporation and VHL and certain other transactions and payments between the parties, which in effect resulted in GF Netherlands receiving, upon closing, the U.S.$180,000,000 amount.  Both short term loans were repaid in their entirety as part of the closing.

Upon the closing, the Corporation and GF Netherlands entered into a shareholder agreement dated November 30, 2007 (the “Shareholder Agreement”).  Pursuant to the Shareholder Agreement, GF Netherlands is entitled to nominate two persons to the board of directors of the Corporation for so long as it beneficially owns or exercises control or direction over 15% of more of the issued and outstanding Common Shares of the Corporation and will be entitled to nominate one person to the board of directors so long as it beneficially owns or exercises control or direction over less than 15% but not less than 10% of the issued and outstanding Common Shares of the Corporation.  To date, GF Netherlands has not nominated any directors of the Corporation.

So long as GF Netherlands beneficially owns 10% or more of the issued and outstanding Common Shares of the Corporation, if it proposes to sell any of such shares to any party other than an affiliate of Gold Fields, GF Netherlands must first provide notice to the Corporation of such intended sale and a minimum sale price and the Corporation will have the right to identify one or more purchasers for such shares at not less than such price; provided that this provision will not apply to any private sale aggregating 5% or less of the issued and outstanding Common Shares of the Corporation or sales in the market in amounts not exceeding 100,000 Common Shares per calendar week.

The Common Shares issuable to GF Netherlands pursuant to the Combination Agreement are also subject to resale restrictions applicable to control persons under applicable securities laws in Canada.

Pursuant to the Shareholder Agreement, GF Netherlands was also granted certain registration rights to require the Corporation to qualify a “bought deal” distribution of Common Shares held by GF Netherlands.  The Shareholder Agreement also grants GF Netherlands a piggy back qualification right to require the Corporation to qualify Common Shares held by GF Netherlands for distribution under certain circumstances where the Corporation proposes to file a preliminary prospectus in connection with an offering by the Corporation.

The only material mineral project acquired pursuant to the GFN Business Combination is the Choco 10 gold mine located in the southeastern part of Venezuela in the Bolivar state, approximately 15 kilometres west of the town of El Callao.  Refer to Item 3.3 “Mineral Projects” for further information.

Pursuant to an agreement dated October 31, 2007 (the “Underwriting Agreement”) between the Corporation, Rusoro BVI, Canaccord Adams Limited, GMP Securities LP,  and PI Financial Corp., Rusoro BVI completed a private placement for gross proceeds of $225,000,000.  The securities issued by Rusoro BVI under the private placement were exchanged for 93,750,000 Common Shares and 93,750,000 Common Share purchase warrants pursuant to the GFN Business Combination.  The proceeds from the private placement were used to fund the GFN Business Combination and for working capital.

The Corporation filed a Form 51-102F4 Business Acquisition Report (amended and restated) dated February 13, 2008 (the “BAR”) in respect of the GFN Business Combination, which is specifically incorporated by reference into, and forms an integral part of, this Annual Information Form.  The BAR is available on the SEDAR website at www.sedar.com.

Hecla-Venezuela Acquisition

Pursuant to an agreement (the “Hecla-Venezuela Agreement”) dated June 19, 2008 between the Corporation, the Corporation’s wholly-owned subsidiary Rusoro MH Acquisition Ltd. (“Rusoro MH”) and Hecla Limited (“Hecla”), a wholly-owned subsidiary of Hecla Mining Company, Rusoro MH acquired all of the issued and outstanding shares of both El Callao Gold Mining Company and Drake-Bering Holdings BV, thereby acquiring (the “Hecla-Venezuela Acquisition”) an indirect 100% interest in both Minera Rusoro Venezolana C.A. (“MRV”) and El Callao Gold Mining Co. de Venezuela SC (“El Callao”).  The principal assets of El Callao are the Block B-Isidora mining leases and La Camorra mill facility located in Bolivar State, Venezuela and more particularly described in Item 3.3 “Mineral Projects”.  As consideration, the Corporation paid Hecla the sum of U.S.$25,000,000, of which U.S.$20,000,000 was paid in cash and the balance of U.S.$5,000,000 was paid through the issuance of 4,273,504 Common Shares at a deemed price of U.S.$1.17 per share, of which 677,723 Common Shares were subsequently returned to the Corporation’s treasury as a result of a working capital adjustment under the Hecla-Venezuela Agreement.

The Corporation and VHL entered into a loan agreement dated June 10, 2008 (the “Loan Agreement”) with a syndicate of private lenders pursuant to which the lenders loaned VHL U.S.$80,000,000 (the “Loan”) to fund the Hecla-Venezuela Acquisition and for general corporate purposes.  The Loan has a two-year term, bears interest at 10% per annum, and is payable semi-annually.  The Corporation and certain of its subsidiaries have guaranteed the Loan pursuant to a guarantee dated June 10, 2008 (the “Guarantee”).  The Loan is also secured by share pledges of the subsidiaries which hold the Corporation’s principal assets including the Choco 10 mine.  The U.S.$80,000,000 principal portion of the Loan is due in June 2010.  The lenders have the option, at any time and at their sole discretion, to convert all or part of the outstanding principle of the Loan to Common Shares of the Corporation at a conversion price of $1.25 per Common Share (subject to adjustment depending on future equity financings and other transactions entered into by the Corporation).  In addition, the Corporation has granted to the lenders pro-rata participation in any future equity offerings for the term of the Loan pursuant to a warrant instrument (the “Warrant Instrument”) dated June 10, 2008.  The Loan may be repaid by the Corporation at any time subject to the Corporation providing the lenders with 30 days notice and repaying the outstanding principle in full plus an amount equal to the interest that would have been accrued if the Loan was held for the original two-year term.

Pursuant to an agreement authenticated on July 4, 2008 (the “MIBAM Agreement”) the Corporation and MIBAM agreed to create a joint venture (the “Mixed Enterprise”) on or before January 4, 2009.  The intention of the Mixed Enterprise is to carry on with gold exploration, development and mining of the main assets acquired in the Hecla-Venezuela Acquisition which are the Block B — Isidora mining leases and the La Camorra mill facility.  The Mixed Enterprise will be 50% owned by Rusoro Mining de Venezuela C.A., a subsidiary of the Corporation, and 50% owned by Empresa Minera Nacional (“EMN”), which is a company owned indirectly by MIBAM.  As part of the agreement with MIBAM the Corporation paid U.S.$5,000,000 to CVG Minerven, C.A. (a wholly-owned subsidiary of CVG).

Under the provisions of NI 51-102, the Corporation was not required to file a Form 51-102F4 Business Acquisition Report in respect of the Hecla-Venezuela Acquisition.

ITEM 3.                           BUSINESS OF THE CORPORATION

3.1                                                       General

Business

The principal business of the Corporation, through its subsidiaries, is the acquisition, exploration, development and operation of gold mining properties in Venezuela.  The Corporation, through its subsidiaries, currently has interests in the mineral properties referred to in Item 3.3 “Mineral Projects” below.  The Corporation’s principal business goal is to continue to increase the quantity and quality of the gold resources on its properties in order to allow for the further development and expansion of its gold mining and producing operations.

Stage of Development

The Corporation acquires, explores, develops and operates gold mining properties in Venezuela.  The progress on, and results of, exploration and development programs on the Corporation’s material mineral properties are set out below under the heading “Mineral Projects”.

Production and Services

Refer to Item 3.3 “Mineral Projects” for information on the Corporation’s sales, production and processing of gold.

Specialized Skill and Knowledge

All aspects of the Corporation’s business will require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs, mining, metallurgy and accounting.  While recent increased activity in the mining industry has made it more difficult to locate competent employees and consultants, the Corporation has found that it has been able to locate and retain such employees and consultants and believes that it will continue to be able to do so.

Competitive Conditions

Competition is the mineral exploration industry in Venezuela and elsewhere is intense.  The Corporation competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Components

All of the raw materials the Corporation requires to carry on business are readily available through normal supply or business contracting channels in Canada, Venezuela and elsewhere in the world.  The Corporation has secured personnel to conduct its contemplated programs.  Over the past two years the increased mineral exploration activity on a global scale has made some services difficult to procure, particularly skilled and experienced contract drilling personnel.  It is possible that delays or increased costs may be experienced in order to proceed with any future planned drilling activities.

Cycles

The mining business is subject to mineral price cycles.  The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Economic Dependence

The Corporation’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Changes to Contracts

It is not expected that the Corporation’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Employees

As of December 31, 2007, the Corporation had 759 full-time employees and no part-time employees.  The Corporation primarily relies upon consultants to carry on many of its activities and, in particular, to supervise work programs on any mineral properties it may acquire in the future.

Reorganizations

Other than the Grupo Agapov Merger and the Mena Arrangement referred to under Item 2.1 and the GFN Business Combination and the Hecla-Venezuela Acquisition referred to under Item 2.2, there were no material reorganizations of the Corporation or its subsidiaries for the three years ended December 31, 2007, or thereafter.  The Corporation is investigating acquisition opportunities on an ongoing basis.

Social or Environmental Policies

The Corporation has not implemented any social or environmental policies that are fundamental to its operations.

Foreign Operations

The Corporation’s exploration and development activities are primarily in Venezuela.

Venezuela

Venezuela is a democratic federal republic comprised of 23 states, one Capital District and 72 federal dependencies. The Republic is governed by a National Executive, comprising an elected President, a Vice-President and Council of Ministers (both appointed by the President), and an elected 165 member unicameral National Assembly.

The President is elected for a (one-time) renewable six-year term. The current President is Hugo Chávez Frías, the leader of the Partido Socialista Unido de Venezuela (“PSUV”). Mr. Chávez was elected to his first six-year term as President in 2000, according to the new Constitution, but he has been ruling since 1999.  He defeated a recall referendum organized by opposition political parties in 2004 and in December 2006 was re-elected for a six year term.

Venezuela’s natural resources sector is dominated by the hydrocarbon sector. In 2005, oil and natural gas production represented approximately 33% of Venezuela’s gross domestic product and approximately 80% of its exports. Mineral production, primarily bauxite, alumina and primary aluminum, iron ore and steel, gold and diamonds, represented less than 1% of Venezuela’s gross domestic product.

The Guayana Region of south-eastern Venezuela, an area that is rich in minerals and covers approximately a quarter of Venezuela territory, is the focus of Venezuela’s efforts to diversify its economy away from petroleum and natural gas. The CVG is a decentralized autonomous public administrative institution created in 1960 pursuant to the Law for the Development of Guayana and is responsible for the development and administration of the Guayana Region. The CVG, directly and through its subsidiary companies, is involved in the mining and production of bauxite, alumina and primary aluminum, iron ore and steel and gold as well as electricity and cement. The CVG is Venezuela’s second largest industrial group after Petróleos de Venezuela, S.A., the state owned petroleum and natural gas company.

The Guayana Region is the primary source of Venezuela’s hydroelectric capacity, including the Guri Dam that supplies over 67% of Venezuela’s electricity requirements. Electricity costs in Venezuela are low by world standards.

Venezuela has entered into bilateral investment protection treaties with a number of countries, including Canada.

Mining In Venezuela

In Venezuela, mineral deposits have historically been owned by the State. As early as 1829, the President of Venezuela, Simón Bolívar, issued a Decree which stipulated that any class of mines belonged to the Republic. This general principle has been kept until now, even though the laws have changed the nature of the legal means through which companies and individuals are permitted to make use of natural resources. During a first stage, the State used to grant property rights over delimited mining areas. This policy was changed later to establish that only time-limited concessions to explore and exploit an area would constitute a legal title on a mine. In general, this is the current mining legal regime existing in Venezuela. Pursuant to the last two Mining Laws, the maximum term for a concession is 40 years. At the end of the concession term, all goods acquired or built for mining activities (facilities, fixtures, machinery, equipment, buildings and land, if purchased by the concessionaire from a prior private owner) become the property of the Republic, with no compensation whatsoever.

The mining rights held by Rusoro can be classified under several types, depending on the kind of legal title used by the government during its granting procedure.

I.                                         The first class of title is the concession, being unilaterally granted by the government according to a prior request made by an individual or corporation.

In this request, the applicant selects the type of mineral to be extracted and the land to be delimited, offering, to the Republic, some special conditions such as social contributions, royalties, education or health services and infrastructure. After a legal process, if the application is approved, the government issues a mining title, which has to be published in the Official Gazette (the official journal of the Venezuelan State which is published daily) and recorded before a real estate registry, in order to comply with the formalities prescribed by the law.

The mining rights acquired under concession are real estate rights and, therefore, can be assigned, encumbered, leased or subleased. A concession does not grant to the holder proprietary rights over the land or the mineral deposits, but an exclusive right to use the land (vacant lots) for carrying out mining activities inside the delimited area, under the terms defined by the title granted and the law.

All concessions held by Rusoro were granted under the Mining Law enacted in 1945 (the “1945 Mining Law”). This law was repealed by Decree Nº 295 (the “1999 Mining Law”), issued by the President of the Republic on September 5th, 1999.

The 1999 Mining Law abolished the system of free exploration and exploitation and the possibility of concessions resulting from the registration of claims or staking. According to the 1999 Mining Law, mineral deposits can be exploited only directly by the National Executive or by individuals, associations or companies holding a legal title, discretionarily granted by the State. The law establishes that, in addition to the limited authorizations granted to small and artisan miners, the sole legal title for performing mining activities is a concession granted for exploration and subsequent exploitation by the MIBAM (formerly the MEM). The 1999 Mining Law eliminated the granting of concessions for exploitation (only), as was the case with the 1945 Mining Law.

The 1999 Mining Law respected the vested rights and concessions granted prior to its enactment, providing that concessionaires could continue holding the exploitation rights over minerals under the manner and conditions originally granted.

The 1999 Mining Law also changed the regulations regarding the assignment of mining rights. While the 1945 Mining Law prescribed that a notice of assignment to the competent authority was enough, the 1999 Mining Law requires a previous governmental authorization for purposes of assigning, encumbering, leasing or subleasing mining rights, or entering into an agreement for exploiting the area.

II.                                     CVG Contracts are the second class of mining titles held by Rusoro.

During the early 1990’s, the National Executive decided to decentralize the public mining sector into the CVG, a state-owned corporation attached to the MIBAM (formerly the MEM). In January 1991, Presidential Decree N° 1.409 and the MEM Resolution N° 2 (Official Gazette N° 34.632 dated January 10th, 1991) were issued.  Through these, gold and diamond mining rights in the Guayana region were assigned to CVG.  CVG was authorized to develop mining activities both on its own and by entering into contracts with individuals and corporations.

Decree Nº 1.409 and the MEM Resolution Nº 2 constitute the legal grounds for the CVG Contracts currently held by Rusoro.  These contracts exist for exploration and exploitation purposes, or just for exploitation.

Although their nature is bilateral, CVG Contracts are administrative contracts and pursuant to the laws of Venezuela and case law, are subject to the unilateral amendment, interpretation and termination by the State.

Mining rights acquired through CVG Contracts are not real estate rights. Therefore, they are not subject to charges, mortgages or other encumbrances.  These contracts can be assigned only by the holder upon the prior written authorization from CVG (currently, MIBAM).

Under Venezuelan law, the only requirement for the legal validity of a CVG Contract is execution by the CVG and the representatives of the private contractor.  However, in order to make the contract enforceable against third parties, it is necessary to authenticate it before a public notary.

On July 15th, 1996, the President of the Republic issued Decree Nº 1.384 which revoked CVG’s authority to grant mining contracts, but kept as valid, enforceable and binding all contracts granted up to that date under the same terms.

The 1999 Mining Law also provided that CVG Contracts could be converted into concessions by the MEM (currently MIBAM) and established a procedure for making such conversion.  However, CVG Contracts which were never converted into concessions remain valid and enforceable.

All CVG Contracts are currently administrated and controlled by MIBAM, pursuant to Presidential Decree Nº 2.616, issued on September 19th, 2003.

III.                                 Rusoro also holds some mining rights under concession leases (mainly the Increible 6 Concession and Choco 4 and 10 Concession Leases).

In these cases, the CVG was granted certain concessions for exploration and subsequent exploitation by the MEM (now MIBAM).  Those concessions were leased to Venezuelan subsidiaries of Rusoro.  Those concession leases are not based upon, or governed by, the Presidential Decrees mentioned above nor were they granted under the assignment made by the central government to CVG; they were executed on the grounds of the 1945 Mining Law, which allowed the concession holder to lease its rights.  Consequently, they are not subject to conversion into a concession under the 1999 Mining Law.

Just as CVG Contracts, the concession leases are administrative contracts.  Such contracts do not grant their holders real estate rights and, therefore, are not subject to charges, mortgages or other encumbrances.  They can be assigned only if the lease holder obtains a previous written authorization from the CVG.

IV.                               Finally, Rusoro holds mining rights over the Block B (Isidora) area by means of a concession lease granted by CVG Minerven (a subsidiary of the CVG) under some particular terms, different to the standard conditions of all the mining concession leases.

Environmental Laws In Venezuela

General

Venezuela has a comprehensive set of environmental laws and regulations administered by the Ministry of the Environment and Natural Resources (“MARN”).

Venezuela is also party to a number of important international conventions and treaties concerned with environmental protection and nature conservation.

Environmental Impact Assessment

All mining projects require a land use permit and an authorization to impact the natural resources, both of which are issued mainly by the MARN. The granting of the permit to impact natural resources is dependent on approval of an environmental impact assessment (“EIA”) by the MARN. The EIA process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project. In addition, informal approval of the feasibility study by MIBAM is required before MARN will issue the environmental authorization.

Mine Closure and Remediation

All developers of mining projects have a general obligation to reclaim the environment to a productive condition when the project is completed. Specific laws regarding mine closure and remediation are limited. Such matters are normally covered in authorizations to affect the natural environment issued by the MARN.

Taxation in Venezuela

Corporate Income Tax

Venezuelan corporations and non-Venezuelan corporations carrying on business in Venezuela through a permanent establishment (i.e., Venezuelan branches) are subject to corporate income tax on their worldwide income (in the case of a Venezuelan corporation) or their income attributable to the permanent establishment (in the case of a Venezuelan branch) at a maximum rate of 34%. They are also subject to municipal tax of between 0.5% and 10% of their gross revenues depending on the municipality where they carry on business and the nature of their business.

Venezuelan corporations and branches are subject to a system of inflation adjustments. If it owns a mining project, at the time the project is completed, a Venezuelan corporation or branch must revalue its non-monetary assets, liabilities and equity in line with inflation since acquisition and pay a one-time tax of 3% of the amount of the revaluation increase. At the end of each taxation year thereafter, the corporation or branch must revalue its non-monetary assets, liabilities and equity in accordance with the inflation rate. The corporation’s or branch’s taxable income for the taxation year may increase or decrease as a result of the adjustment.

Venezuelan corporations and branches are entitled to amortize their capital assets on a straight-line basis over the useful life of the assets. Foreign exchange gains and losses are included in calculating income. Losses may be carried forward for three years in the case of operating losses and one year in the case of inflation adjustment losses from the year in which they are incurred.

Dividends and Branch Profits Tax

Dividends paid by Venezuelan corporations are subject to withholding tax at the rate of 34%. This withholding may be reduced under applicable tax treaties.

Net earnings repatriated by Venezuelan branches are subject to a branch profits tax of 34%. This rate may be reduced under applicable tax treaties. The tax does not apply to net earnings reinvested in Venezuela for a minimum period of five years.

Only those dividends and repatriations that originate from income that has not been subject to corporate income tax at the corporation or branch level are subject to the withholding or branch profits tax.

VAT and Import Duties

Venezuelan corporations and branches are required to pay value added tax (“VAT”) of 9% on goods and services purchased by them, including imported goods and services. They may recover the VAT paid by them from the VAT charged and collected by them on goods and services sold by them in Venezuela. Export sales are subject to VAT of 0%. Exporters recover VAT previously paid by them through certificates issued to them by the Ministry of Finance. The certificates may be used as a credit against future VAT and income taxes or may be transferred to third parties for value and thereby monetized.  Import duties of various rates are also payable on goods imported into Venezuela.

A Venezuelan corporation or branch that is proposing to carry out a mining project that is in the national interest may apply for an exemption from import duties applicable to machinery and equipment imported by it into Venezuela for the project.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

Venezuela reintroduced exchange controls in February 2003.  All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

Mineral Concession Taxes

Holders of gold mineral concessions are required, from the fourth year of the concession, to pay a surface tax according to a sliding scale, from a minimum of 0.14 tax units per hectare (one tax unit equals approximately US$21.39) for the fourth year to the sixth year and for concessions of up to 513 ha, to a maximum of 0.38 tax units for the seventeenth and later years and for concessions over 12,312 ha. Once production begins, concessions holders are required to pay exploitation tax of, in the case of gold, 3% of the Caracas commercial value of the refined metal produced. Surface tax is reduced by the amount of exploitation tax paid, and is therefore nil once the exploitation tax paid equals the surface tax due.

Ownership of Concessions

There are no restrictions on who (whether domestic or foreign persons) may hold mineral concessions or contracts other than a restriction on foreign governments and their associated entities as well as on Venezuelan public officials and their relatives. Mineral concessions and contracts may not be transferred without the consent of the government.

Sale of Production

Except for gold, there are no restrictions on the right to sell mineral production in world markets. The export of gold is allowed upon fulfilment of the following conditions: (1) Registration in the Venezuelan Central Bank; (2) Authorization from the Central Bank to export gold; and (3) At least 15% of the gold has to be placed for sale in the internal market.

3.2                                                       Risk Factors

AN INVESTMENT IN SECURITIES OF THE CORPORATION IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

Prior to making an investment decision investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development.  The directors of the Corporation consider the risks set out below to be the most significant to potential investors in the Corporation, but not all of the risks associated with an investment in securities of the Corporation.  If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Corporation’s business, actually occur, the Corporation’s assets, liabilities, financial conditions, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of the Corporations’ securities could decline and investors may lose all or part of their investment.

Risk Factors

RISKS RELATED TO THE MINING INDUSTRY

Mining Industry Competition Is Significant

The international mining industry is highly competitive.  Rusoro will be competing against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of gold, other precious metals and base metals that are cheaper to extract and process. As such, no assurance can be given that Rusoro will be able to compete successfully with its industry competitors.

RISKS RELATED TO RUSORO’S BUSINESS

Rusoro’s Financial Condition And Results Of Operations May Be Adversely Affected by Changes In The Market Price Of Gold

The price of gold fluctuates widely and is affected by numerous factors beyond Rusoro’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities.

Rusoro’s revenues, cash flow and profitability will be affected by changes in the gold price.  If for a significant period the gold price declines below the cost of production with respect to any of Rusoro’s properties now in production or to be placed in production, Rusoro may be required to suspend or terminate production at the affected operations.  In addition, Rusoro may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation.  Any of these developments could negatively affect Rusoro’s profitability, cash flows and financial position.  Accordingly, even if Rusoro discovers and produces gold, there can be no assurance that the gold price will be high enough to enable Rusoro to sell the gold produced by it profitably.

The Market Price Of The Rusoro Common Shares Is Also Affected By Fluctuations In The Price Of Gold

Currency fluctuations may affect costs at Rusoro’s operations.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Rusoro’s operating expenses will be in non-U.S. dollar currencies.  Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect Rusoro’s profitability, cash flows and financial position.

Rusoro Will Require Significant Amounts Of Additional Capital In The Future

Rusoro will have limited financial resources, and limited sources of operating cash flow. Rusoro will continue to make substantial capital expenditures related to exploration and expansion of existing operating facilities. In particular Rusoro will have further capital requirements as it proceeds to expand its operational and exploration activities and to place its properties into production or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it.  In addition, Rusoro may incur major unanticipated liabilities or expenses.  There is no assurance that Rusoro will be able to obtain necessary financing in a timely manner on commercially acceptable terms in the future.

Volatile demand for gold may make it difficult or impossible for Rusoro to obtain debt financing or equity financing on commercially acceptable terms or at all.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Rusoro’s mineral properties with the possible loss of the rights to such properties. If exploration or the development of any mine is delayed, such delay would have a material and adverse effect on Rusoro’s business, financial condition and results of operations.

Title To Rusoro’s Mineral Properties Cannot Be Assured

If Rusoro were to breach any of the contracts or the terms of any concession granted by Venezuelan governmental agencies, Rusoro’s exploration rights in Venezuela could be impeded or its title interests could be revoked.

Minor defects exist in some concessions and CVG contracts held by Rusoro.  Although management does not consider these to be material, there can be no assurance that the governmental agencies would not attempt to revoke or cancel these concessions or contracts based on the defects.

Rusoro Has A Limited History of Operations And No History Of Profitability

Rusoro has a limited history of operations and is not currently profitable.  The future financial success of Rusoro will depend on its ability to generate cash flow from active mining operations in the future, as well as its ability to access capital needed for expansion.  There is no assurance that Rusoro will ever be profitable.

Rusoro May Have Conflicts With Others Over Property Rights

There can be no guarantee that in the future the rights of other land users will not conflict with Rusoro’s rights under its contracts with the CVG or the concessions granted by the MEM (now the MIBAM), which could restrict Rusoro’s ability to carry out its operations and could materially adversely affect its business and results of operations.

Rusoro’s Operations Are Subject To Operational Risks And Hazards Inherent In The Mining Industry

Rusoro’s business will be subject to a number of inherent risks and hazards, including environmental pollution, accidents or spills; industrial and transportation accidents, which may involve hazardous materials; labour disputes; power disruptions, catastrophic accidents; failure of plant and equipment to function correctly, the inability to obtain suitable or adequate equipment, fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, Rusoro’s properties, personal injury or death, environmental damage, delays in or interruption of or cessation of Rusoro’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on Rusoro’s future cash flows, earnings, results of operations and financial condition.

Rusoro’s operations may also be affected by the presence of illegal miners, something that is not uncommon in the gold mining areas of the Guayana Shield area of Venezuela.  Although Rusoro, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that Rusoro’s operations will not be adversely affected by the presence of illegal miners.

Rusoro’s Insurance Coverage May Not Be Adequate To Cover All Possible Risks

Although Rusoro may acquire insurance to cover some of the risks and hazards inherent in mineral exploration and development in an amount management believes to be reasonable, subject to deductibles, this insurance may not provide adequate coverage in all circumstances.  No assurance can be given that Rusoro’s insurance will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to the risks and hazards inherent in mineral exploration and development.  Also, Rusoro may be subject to liability or sustain losses for certain risks and hazards against which Rusoro cannot insure or which Rusoro may elect not to insure because of the cost. This lack of insurance coverage could have a material and adverse impact on Rusoro’s future cash flows, earnings, results of operations and financial condition.

An Increase In Rusoro’s Production Costs Could Reduce Profitability

Changes in Rusoro’s production costs could have a material and adverse impact on its profitability.  Changes in costs of Rusoro’s mining and processing operations can occur as a result of unforeseen events, and could result in changes in operating results. Many of these changes are beyond Rusoro’s control.

Mineral Reserve And Resource Estimates Are Only Estimates And May Not Reflect The Actual Deposits Or The Economic Viability Of Extraction of Gold

Reserve and resource figures included for gold are estimates only and no assurances can be given that the estimated levels of gold will actually be produced or that Rusoro will receive the gold price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While Rusoro believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  Furthermore, market price fluctuations in gold, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves.  The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery.  The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Resource figures included herein have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any measured, indicated or inferred mineral resource will ultimately be reclassified as a proven or probable reserve.

If Rusoro’s reserve or resource estimates for its mineral properties are inaccurate or are reduced in the future, this would have an adverse impact on Rusoro’s future cash flows, earnings, results of operations and financial condition.

Exploration And Development Activities May Not Be Successful

Exploration for and development of mineral properties involves significant exploration and financial risk which even a combination of careful evaluation, experience and knowledge will not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting gold from ore.  Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

Even if an exploration program is successful and economically recoverable gold is found, it can take a number of years from the initial phases of drilling and identification of the mineralization until production is possible, during which time the economic feasibility of extraction may change and gold that was economically recoverable at the time of discovery, ceases to be.  There can be no assurance that gold recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale operations, and material changes in geological resources or recovery rates may affect the economic viability of mineral properties.

Rusoro cannot assure that exploration and development programs will result in profitable commercial mining operations. The economics of developing mineral properties are affected by many factors including the cost of operations, fluctuations in the price of gold, other precious metals and base metals, costs of processing equipment and such other factors as government regulations.  In addition, the quantity of metals ultimately extracted may differ from that indicated by drilling results and such differences could be material.

Exploration Programs May Be Hindered By Lack of Equipment

The significant expansion of oil and gas and mineral exploration in recent years has significantly increased demand for drilling operators and drill rigs.  No assurance can be given that Rusoro will be able to secure drill rigs and their operators in a timely manner in order to meet current exploration program schedules. As well, the cost of securing drilling services may be materially higher than currently anticipated by Rusoro. If exploration programs are delayed or cancelled as a result, or cost more than originally budgeted, it may have a material and adverse impact on Rusoro’s exploration activities, results of operations and cash flows.

Rusoro Is Subject To Environmental, Health And Safety Risks

Rusoro will expend significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) in Venezuela.  The historical trend toward stricter laws is likely to continue.  The mining industry is subject to not only worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with mining and processing of minerals.  The possibility of more stringent laws or more rigorous enforcement of existing laws in Venezuela exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining, milling, refining and conversion sites and other environmental matters, each of which could have a material adverse effect on Rusoro’s operations or the cost or the viability of a particular project.

Rusoro’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Rusoro’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with these conditions.  Failure to meet certain of these conditions could result in interruption or closure of Rusoro’s facilities, termination of contracts or concessions granted by governmental entities or material fines or penalties, all of which could have an adverse impact on Rusoro’s business, future cash flows, earnings, results of operations and financial condition.

Rusoro May Be Adversely Affected By Governmental Regulation and Policy

Mining operations and exploration activities in Venezuela are subject to extensive laws and regulations.  Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters.  Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities.  It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Rusoro’s decision as to whether to operate a potential mine and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development.  Rusoro will expend significant financial and managerial resources to comply with such laws and regulations.  Since these could change frequently, are subject to interpretation and may be enforced in varying degrees in practice, Rusoro is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.  Furthermore, future changes in governments, regulations, policies and practices relating to mining operations in Venezuela could materially and adversely effect Rusoro’s results of operations and financial condition in a particular period or its business prospects.

The development of mines and related facilities in Venezuela is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies.  The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside Rusoro’s control, including potential legal challenges from various stakeholders such as environmental groups and non-government organizations.  Any significant delays in obtaining or renewing such approvals, licences or permits could have a material adverse effect on the business and business prospects of Rusoro.

Rusoro May Be Unable To Hire And Retain Qualified Personnel

Rusoro’s success will depend to a significant degree upon the contributions of qualified technical personnel.  Its future success will depend in a large part upon its ability to attract and retain highly skilled personnel. Competition for such personnel in the mining industry is intense, and Rusoro may not be successful in attracting and retaining qualified personnel locally or in obtaining the necessary work permits to hire qualified expatriates.  Its inability to do so in the future may materially and adversely affect its business, business prospects, financial condition and results of operations.

Additionally, Rusoro will depend on its key management for the operation of its day-to-day activities and implementation of its growth strategy.  In addition, personal connections and relationships of its key management are important to the conduct of its business.  If Rusoro was to lose a member of its key management, its business, business prospects and results of operations might be adversely affected.

Rusoro Depends On Relations With Third Party Service Providers

Rusoro’s operations depend on products and services provided by third parties including contractors, surveyors and consultants.  If there is any interruption to the products or services provided by third parties Rusoro’s business may be adversely affected, and Rusoro may be unable to find adequate replacement products or services on a timely basis or at all.

Managing Growth And Expansion May Be Difficult

Rusoro may experience rapid growth and development in a relatively short period of time.  Rusoro’s management of that growth will require, among other things, stringent control of financial systems and operations, the development of management controls and the training of new personnel.  Failure to manage Rusoro’s rapid growth and development successfully could have a material adverse effect on Rusoro’s financial condition and results of operations.

Rusoro May Not Be Able To Further Acquire Mineral Properties

Rusoro’s strategy depends to a certain extent on its ability to make additional acquisitions of mining rights. Rusoro cannot guarantee that it will be able to identify appropriate properties or negotiate acquisitions on favourable terms or that it will be able to obtain the financing necessary to complete such future acquisitions.  If Rusoro is unable to acquire additional mining rights it cannot be certain that it will be able to expand its exploration and development activities.

The Security Of Rusoro’s Proprietary Information Cannot Be Assured

In the course of its business, Rusoro will acquire and/or develop propriety information regarding its mines, their operations, and explorations results, among others. While Rusoro believes that adequate steps have been taken to secure such proprietary information, there can be no assurance that such information will not be the subject of theft, whether physically or electronically. The loss of such proprietary information may have a material and adverse effect on Rusoro’s business and business prospects.

Forecasts Of Costs May Differ From Estimates

Cost figures included in this Annual Information Form are in many instances estimates only and no assurance can be given that such estimates are accurate.  Such estimates are expressions of judgment based on knowledge and experience.  Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change.  While the cost estimates disclosed by the Corporation from time to time are thought to be reliable, no assurance can be given that such costs will not be greater than those anticipated.

Because Rusoro Does Not Currently Use Commodity Or Derivative Instruments To Protect Against Low Gold Prices With Respect To Production, Rusoro Will Be Exposed To The Impact Of Any Significant Drop In The Gold Price

Rusoro has not entered into forward sales, derivatives or other hedging arrangement to establish a price in advance for the sale of its future gold production.  In general, hedging reduces the risk of exposure to volatility in the gold price.  Hedging also enables a gold producer to fix a future price for hedged gold that generally is higher than the then current spot price.  To the extent that it does not generally use commodity or derivative instruments, Rusoro will not be protected against decreases in the gold price, and if the gold price decreases significantly, Rusoro runs the risk of reduced revenues in respect of gold production that is not hedged.

Actual And Potential Shortages Of Production Imports May Have An Adverse Effect On Rusoro’s Operations And Profits

Rusoro’s results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel and cyanide and other reagents.  The price of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors.  A sustained interruption in the supply of any of these materials would require Rusoro to find substitute suppliers acceptable to Rusoro and could require it to pay higher prices for such materials.  Any significant increase in the prices of these materials will increase Rusoro’s operating costs and affect production considerations.

Giant tires, of the type used for large earthmoving equipment and trucks, are in increasingly short supply, and prices have risen recently and may continue to rise in the future.  This shortage of tires for earthmoving vehicles is causing mining companies to review operating practices, to seek additional methods of preserving tire life and to examine alternative sources of tire supply.  To the extent that Rusoro is unable to procure an adequate supply of these tires, it may have to alter its mining plans, especially at its open pit operations, which could reduce its gold production and have a material adverse effect on Rusoro’s business, operating results and financial condition.

RISKS RELATING TO OVERSEAS OPERATIONS

Rusoro’s Mineral Projects Are Subject To Political Risks Associated With Operating In Foreign Jurisdictions

Rusoro’s mineral properties are located in Venezuela.  Venezuela is a developing country that has experienced political and economic difficulties in recent years.  Rusoro’s mining operations and exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business in Venezuela.  Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, corruption, extreme fluctuations in currency rates and high inflation in South America and Venezuela generally.

Certain Venezuelan governmental entities have entered into contracts with, or granted concessions and permits to, Rusoro that enable Rusoro to conduct operations or development and exploration activities.  Notwithstanding these arrangements, the ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which Rusoro has no control.

There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized.  Government policy may change to discourage foreign investment, renationalization of mining industries may occur, or other government limitations, restrictions or requirements not currently foreseen may be implemented.  There can be no assurance that Rusoro’s assets in Venezuela will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.  While there may be provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such provisions would be effective to restore the value of Rusoro’s original investment.  Similarly, Rusoro’s operations may be affected in varying degrees by governmental regulations and inconsistent interpretations of such regulations with respect to restrictions on production, price controls, export controls, income and other taxes, royalties, expropriation of property, mine safety, annual fees to maintain mineral properties in good standing and legislation relating to mining, the environment and commercial activities.  There can be no assurance that the laws in Venezuela protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.  Furthermore, there can be no assurance that the agreements Rusoro has will prove to be enforceable or provide adequate protection against any or all of the risks described above.

Changes In The Political Environment In Venezuela May Adversely Affect Rusoro

There is significant potential for social, political, economic, legal and fiscal instability in Venezuela.  These risks include, among other things:

•                  local currency devaluation;

•                  civil disturbances;

•                  exchange controls or restricted availability of hard currency;

•                  changes in laws or regulations or their respective interpretations relating to mineral exploration and development;

•                  changes in relation to the foreign control of mining assets;

•                  changes with respect to taxes, royalty rates, import and export tariffs, and withholding taxes on distributions to foreign investors;

•                  changes in anti-monopoly legislation or its enforcement;

•                  nationalization or expropriation of property; and

•                  interruption or blockage of the export of natural resources.

Rusoro cannot predict the possibility of any future changes in the political environment in Venezuela having an impact on its laws and regulations or the interpretation of those laws, or the effect of any such changes, on Rusoro’s business, results of operations and financial condition.

Legislation in respect of some or all of these areas could be passed.  Currently, the regulatory system contains many inconsistencies and contradictions.  Many of the laws are structured to provide substantial administrative discretion in their application and enforcement. In addition, the laws are subject to changing and different interpretations.  These factors mean that even Rusoro’s best efforts to comply with applicable laws may not always result in compliance. Non-compliance may have consequences disproportionate to the violation. The uncertainties, inconsistencies and contradictions in the laws of Venezuela and their interpretation and application could have a material adverse effect on Rusoro’s business, business prospects, and results of operations.

Rusoro’s contracts and licences in Venezuela and other agreements may be susceptible to arbitrary revision, differing or inconsistent interpretations and termination.  Legal redress for such actions may be uncertain, delayed or unavailable.

In addition, it is often difficult to determine from governmental records whether statutory and corporate actions have been properly completed by the parties or applicable regulatory agencies.  In some cases, failure to follow the actions may call into question the validity of the entity or the action taken.  Examples include corporate registration or amendments, capital contributions, transfers of assets or issuances or transfers of capital stock.

Ensuring Rusoro’s ongoing rights to mineral properties will require a careful monitoring of performance of its contracts with the CVG and the terms of the concessions granted by the MEM (now the MIBAM) and other licences and monitoring the evolution of the laws and practices of Venezuela.

Rusoro May Not Be Able To Enforce Its Legal Rights

In the event of a dispute arising at Rusoro’s foreign operations, Rusoro may be subject to the exclusive jurisdiction of foreign courts, whether in Venezuela, Panama, the British Virgin Islands, the Netherlands, or elsewhere, or may not be successful in subjecting foreign persons to the jurisdiction of the courts in Canada.  Rusoro may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a foreign court may have a material and adverse impact on Rusoro’s business, business prospects, financial condition and results of operations.

Fluctuations In Foreign Exchange Rates May Negatively Affect Financial Results

The majority of Rusoro’s expenditures are denominated in Venezuelan currency (bolivars), while the majority of Rusoro’s revenues are in U.S. dollars.  Rusoro will be subject to foreign exchange risk because it may hold positions in bolivars and is or will be a party to transactions and loans denominated in currencies other than the bolivar.  Rusoro does not currently engage in any hedging transactions to mitigate this risk.  The bolivar has depreciated significantly against the U.S. dollar.  No assurance can be given that the bolivar will not experience further depreciation against the U.S. dollar.  The bolivar is not freely exchangeable into U.S. dollars or other currencies and there is no assurance that Rusoro will be able to exchange sufficient amounts of bolivars into U.S. dollars to meet Rusoro’s foreign currency obligations.  Rusoro will also be subject to risks from the fluctuation of the Canadian dollar against the U.S. dollar.

Foreign Exchange Controls May Affect Rusoro’s Business

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency.  The Bolivar is not a freely convertible currency and foreign exchange controls imposed by the government of Venezuela may make it difficult for the Corporation to distribute any funds to its participants outside of Venezuela and could limit its ability to carry on business.

Proposed Amendments to Existing Laws May Adversely Affect Mineral Rights

A new mining law project is currently under consideration which would change the legal regime for exploration, exploitation and use of mineral resources in Venezuela.  The project foresees the abolition of the mining concessions system and establishment of an exclusive right in favour of the government to explore and exploit the mineral resources through a national state owned mining company. According to the project, the only way for private parties to participate in mining activities in Venezuela would be through the acquisition of a participation in a company created by the MIBAM or the national mining company in which the government must have a participation of greater than 50%.

The law project provides that the concessions and contracts currently existing will be reviewed to determine the compliance by the title holders with their legal obligations.  Those that are not in compliance would be revoked.  The concessions and contracts found to be in good standing would continue to be valid and enforceable for the period and under the conditions set forth in the respective mining titles unless the title holders voluntarily decide to associate themselves with the government according to the new regime.

The law project is currently under discussion, but has not yet been formally enacted, may never be enacted, or may ultimately be enacted in a version other than as described herein.

A proposed amendment to the Constitution includes changes in the mechanisms for the exploitation of natural resources.  If natural resources are considered strategic, the state could incorporate “director social property companies”, “mixed-capital companies” or “socialist production units” for their exploitation.  If not strategic, concessions can be granted for considerations adequate for the public interest and with social benefits.

RISKS RELATED TO THE RUSORO COMMON SHARES

The Market Price of the Common Shares May Be Subject to Wide Price Fluctuations

The market price of the Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of Rusoro, divergence in financial results from analysts’

expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for Rusoro, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes, and other events and factors outside of Rusoro’s control.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Common Shares.

Rusoro is unable to predict whether substantial amounts of Common Shares will be sold in the open market.  Any sales of substantial amounts of Common Shares in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of the Common Shares.

Shareholder Control

Some of the Corporation’s existing shareholders can exert control over it, and may not make decisions that are in the best interests of all shareholders.  If certain shareholders act together, they may be able to exert a significant degree of influence over the Corporation’s management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  In addition, this concentration of ownership may facilitate or delay or prevent a change in control of the Corporation and might affect the market price of the Common Shares, even when a change of ownership may not always coincide with the Corporation’s interests or the interests of other shareholders and accordingly, they could cause the Corporation to enter into transactions or agreements which it would not otherwise consider.

Legal Proceedings

Rusoro’s indirect ownership of Cabello Gálvez, C.A. through Inversiones Mineras El Dorado, S.A. was  the subject of two disputes before the Venezuelan courts.  These disputes have been recently settled.  Refer to Item 9 “Legal Proceedings”.

3.3                                                       Mineral Projects

Rusoro is a mineral production, development and exploration company concentrated on activities in Bolivar State, southern Venezuela.  The Corporation has two producing gold mines (Choco and Isidora) both located in the El Callao Mining District.  Two projects are in the development stage.  The first, Increible 6, is located in the El Callao Mining District and the second, SREP, is located in the El Dorado Mining District approximately 100 kilometres to the south.

The Corporation holds the mineral rights for a group of projects in Bolivar State, southern Venezuela totalling approximately 99,000 hectares.  The projects are located within a regional belt 200 km long and 50 km wide, which includes, from north to south: the El Callao, El Dorado, Cuyuni, and Km88 mining districts.

Mr. Gregory Smith, P.Geo, the Vice-President Exploration of Rusoro, is a “Qualified Person” as defined by NI 43-101, and is responsible for the accuracy of the scientific and technical information contained within this AIF.

Project Description and Location:  All of the Corporation’s material mineral projects are located in Bolivar State, southern Venezuela.  The mineral titles cover an area of approximately 120,000 hectares.  Rusoro holds 100% of the mineral titles with the exception of the Choco 4 and Choco 10 mineral titles where ownership is 95%.  The mineral titles range in duration between 20 to 25 years with additional extensions possible.  The projects are subject to standard royalties on gold production.  There are currently no environmental liabilities on the projects.  Numerous mineralized zones and in some cases resources and reserves have been identified on the projects and are detailed in the following individual project descriptions.  All permits are in place for the current activities on the projects and further permits are anticipated in the future.  Additional details are provided for each of the Corporation’s projects in the technical reports referenced below.

Accessibility, Climate, Local Resources, Infrastructure and Physiography:  All of the Corporation’s projects have road access.  The main paved highway for Bolivar State runs through the central portion of the area and connects the various local communities with the city of Puerto Ordaz located three hours to the north.  The climate is tropical and allows for all exploration, development and mining activities to continue throughout the year.  In all cases the potential exits for sufficient surface rights for mining operations.  Sources of power and water, as well as mining personnel, are readily available.  Sufficient lands exist for potential tailings storage areas, potential waste disposal areas, and potential processing plant sites.  The topography is generally flat to hilly with elevations ranging between 100 and 400 metres above sea level.  Vegetation ranges from grassy planes to mature forests.  Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

History:  The area which hosts the Corporation’s projects has a long history of exploration, development, and mining of gold deposits.  Work completed by previous owners included geochemistry, geophysics, geological mapping, trenching and drilling.  Two of the Corporation’s projects, the Choco 10 Mine and the Isidora Mine (Block B) had previous mining and gold production which is detailed in the respective technical reports referenced below.  Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

Geological Setting:  The Corporation’s projects are located in the Guyana Shield that is part of the Amazon Craton.  Rocks within the project areas lie within an early Proterozoic greenstone belt.   Several principal gold mining districts occur in southern Venezuela including (from north to south); El Callao, El Dorado, Cuyuni, and Km88.  It is estimated that since 1829 at least 250 tonnes of gold have been produced from these districts.  The geology of the individual projects is moderately variable on a detailed scale.  In general all of the projects are underlain by a series of volcanic flows and extrusive rocks (dominantly intermediate) and associated minor sedimentary units, intruded by a range of igneous bodies.  All of these rocks are cut by younger dykes, most often unaltered diabase.  Gold mineralization is structurally controlled.  Commonly, the different characteristics of the host rocks have some influence on gold distribution.  The gold zones are contained within kilometre-scale sheared and fractured corridors which cut the volcano-sedimentary stratigraphy and intrusive rocks.  Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

Exploration:  Exploration has been completed on all of the Corporation’s Bolivar State Projects.  The work ranges from regional data compilation and remote sensing to detailed studies including geochemistry, geophysics, mapping, trenching, and drilling.  The results of this work have outlined a series of gold mineralized zones on all of the Corporation’s projects.  The most advanced projects are the Choco 10 Mine, the Isidora Mine, Increible 6, San Rafael-El Placer (SREP), Ceiba and Valle Hondo where exploration and drilling has resulted in the definition of gold resources.

Work has been completed by Corporation personnel under the direction of qualified technical persons.  All exploration completed by the Corporation has been directed by Gregory Smith, P.Geo, the Vice President Exploration of the Corporation.  The exploration work has included independent contractors using industry standard procedures for drilling (CoreBiel Drilling, Major Drilling, Perforaciones Caroni, Tecnodrill) and sample analyses (ACME, Actlabs, SGS Labs, and Triad Lab).  Numerous independent checks have been completed, most significantly those related to the independent technical reports referenced here, and the results of the exploration completed to date on all projects is considered highly reliable.  Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

Mineralization:  The gold mineralization encountered on the Corporation’s projects is best described as belonging to the class of ‘orogenic gold deposits’.  Drew (2003) of the United States Geological Survey (USGS) listed the following characteristics for this class of deposit:

•                  Gold-only deposits are hosted in granite-greenstone terranes (GGT) associated with major transcurrent strike-slip faults.

•                  Mineralization is sporadic along these faults, yet often continuous to great depth where it does occur.

•                  Ore shoots can have many forms that are related to the wide variety of second- and third-order structures that can develop in (or be used by) strike-slip fault systems.

•                  The hydrothermal fluid is near neutral, rich in CO2, and produced by metamorphic reactions.

•                  Intense carbonate alteration is always present.

•                  Mineralization is often contemporaneous with spatially associated granitic intrusions, but not genetically related to them.

•                  Mineralogy of deposits is limited, in descending order, to quartz, carbonates, alkali feldspar (usually albite), sericite, pyrite, and minor amounts of tourmaline, arsenopyrite, scheelite, molybdenite. No significant base metals (copper, lead, zinc, etc.) occur.”

The individual mineralized zones range from narrow and high grade (1-2m width and 10-30 g/t Au) to broad bulk tonnage (10-50m wide and 1.0 to 4.0 g/t Au) targets.  The zones are most often structurally controlled and dominated by quartz, carbonate, and sericite with variable amounts of pyrite.  The surrounding hosts rock can have an influence on the geometry and/or general characteristics of the individual zones.  Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

Drilling:  Drilling has occurred on several of the projects including; the Choco 10 Mine, the Isidora Mine, Increible 6, San Rafael-El Placer (SREP), Ceiba and Valle Hondo.  Additional projects which have received preliminary drilling are the Yuruan Project (Km88 area) and the Trinidad Project – results are pending.  There was a total of approximately 290,000 metre of drilling completed during 2007 and 155,000 metres of drilling during the first nine months of 2008.

Drilling has included reverse circulation (“RC”), aircore and diamond drilling.  All drilling programs are planned by qualified person and all drilling activities are supervised (24 hour per day) by Corporation technical personnel.  In general the RC is used for testing of near surface and bulk-tonnage targets while the diamond drilling is used for all high grade zones.  Drill spacing is variable but most often 25 meters by 25 metres.  The majority of the principal mineralized zones have been tested down to a depth of approximately 150 to 200 metres with selected zones (largely the high grade vein deposits) tested as deep as 400-500 metres.   Continuous samples are collected for all types of drilling.  Those portions of the drill samples not used for analyses are stored in secure facilities for additional testing and/or inspection.  Results have been interpreted and resource estimates have been prepared for all projects.  Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

Sampling and Analysis:  Exploration on the Corporation’s projects has followed industry standard methods for sampling and analysis.  The level of sampling ranges widely within the Projects.  Several areas have detailed sampling, on surface and to depth through drilling, while other areas have been covered with only broad first pass sampling.  All sampling is of good to excellent quality and the samples are considered to be representative and without sample biases.  The sample method and approach for the current exploration and drilling programs on the Corporation’s projects is of good to excellent quality.  There are no known factors that would impact the accuracy and reliability of the data and all sampling is considered to be representative and without sample biases.  The recent and current exploration on the Corporation’s projects is almost exclusively drilling.  Drilling has included RC and diamond drilling.

For the RC drilling, samples are collected (and in most case analysed) for the entire length of the drill hole.  In general, the RC drilling is used to evaluate broad surface anomalies (with anomalous results then followed-up on by diamond drilling) or as in-fill drilling for near surface deposits.  Material from the rig is passed through a vertical splitter (for dry samples) and a rotating cyclone splitter for wet samples in order to obtain a representative sample of each metre consisting of approximately 3.0 kilograms in weight.  All drilling on the high grade veins has been diamond drilling.  For the diamond drilling, samples are collected for those intervals selected by the project geologist based on the presence of alteration, anomalous geology, and/ or the identification of quartz veining which in many cases contains visible gold.   Sampling for the diamond drill core is completed by cutting the core into two equal halves by rock saw.  One half is assigned a unique sample number and sent to a commercial lab for analyses.  The second half of the drill core is stored at the secure core facility located at the Emilia camp.

Continuous samples are collected of all altered and/or mineralized material.  Geological controls where they exist, including the existence of veins and major lithological contacts, are used to define the limits of samples.  Sample length generally ranges from 0.25 metres to a maximum of 1.5 metres averaging approximately 0.75 metres.  Industry standard QA/QC controls are maintained for both RC and diamond drill samples including the insertion of blanks and certified standards, the collection of duplicate samples, as well as regular check assays on sample pulps and/or rejects.  Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

Security of Samples:  Technical personnel employed by the Corporation are present at every step of the sampling process and are responsible for the validity and integrity of all samples taken.    Sampling is completed by trained personnel following established procedures.  All of the sampling is completed within the Corporation’s secure facilities and access is restricted to authorized personnel.  Senior technical staff is present at all times to oversee the sampling process and regular inspections are completed by the quality control supervisor.  Samples are delivered to independent analytical facilities for analyses.  All sample results are considered to be representative and without biases.  Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

Mineral Resource and Mineral Reserve Estimates:  The existing mineral resources and mineral reserves on the Corporation’s projects are detailed in the following Table:

Reserves

Project	Tonnes (t)	Grade (g/t)	Gold (oz)
Proven
Choco 10(4)	2,700,000	2.70	234,000
Isidora	70,300	37.20	84,000
Probable
Choco 10(4)	15,000,000	3.32	1,596,000
Isidora	109,100	28.80	101,000

Total P & P	17,879,400	3.52	2,015,000

Resources

Measured & Indicated Resources (inclusive of Reserves)

Project	Tonnes (t)	Grade (g/t)	Gold (oz)
Measured
Choco 10(4)	2,600,000	2.86	243,000
Isidora	107,500	29.06	100,500
Indicated
Choco 10(4)	56,300,000	2.45	4,432,000
Increible 6	23,450,000	2.11	1,590,000
Isidora	363,000	19.75	230,500
Days	—	—	—
San Rafael / El Placer	639,000	19.41	399,000
Valle Hondo	3,500,000	0.90	101,000
Ceiba	—	—	—
Total M&I	86,959,500	2.54	7,096,000

Inferred Resources

Project	Tonnes (t)	Grade (g/t)	Gold (oz)
Choco 10(4)	42,900,000	2.19	3,017,000
Increible 6	17,530,000	1.95	1,100,000
Isidora	99,000	14.13	45,000
Twin Shear	1,200,000	12.50	482,000
Days	209,000	5.52	37,000
San Rafael / El Placer	703,000	23.16	523,500
Valle Hondo	47,000,000	0.90	1,360,000
Ceiba	1,550,000	9.20	458,500
Total Inf	111,191,000	1.96	7,023,000

Combined Summary - All Projects

Category	Tonnes (t)	Grade (g/t)	Gold (oz)
Reserves P&P	17,880,000	3.52	2,020,000
Resources M&I	89,959,500	2.54	7,096,000
Resources Inf.	111,191,000	1.96	7,023,000

Notes for all Resources and Reserves:

(1)                                 Reserves and resources are NI 43-101 compliant and follow the definitions for proven and probable reserves and measured, indicated and inferred resource established by the CIM.

(2)                                 Mineral resource estimates which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(3)                                 The quantity and grade of reported inferred resources in these estimates is uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured category.

(4)                                 Choco 10 reserves are reported as 100%; 95% are attributable to Rusoro.   Isidora reserves are 100% attributable to Rusoro until the Mixed Enterprise with MIBAM is established.  All resources reported include reserves.

The key assumptions, parameters and methods used for each of the resource and reserve estimates are summarized in the following table:

Project	Independent Consultant	Date	Method	Cut Off	Grade Cap	Density (g/cm3)	Gold Price for Reserves

Choco 10	Micon	November 2007	3D computer models, uniform conditioning and kriged estimated grades	0.5 g/t	50.0 g/t	1.7 - 2.8	$500 - $550

Isidora	Micon	August 2008	Seam Model with inverse distance cubed method using Vulcan Software	8.0 g/t	200.0 g/t	2.67 - 2.80	$570

Twin Shear	SW-RPA	August 2008	3D geological model using inverse distance squared	8.0 g/t	50.0 g/t	2.7	n/a

Increible 6	Micon	February 2008	Partial Block model using Gemcom software and inverse distance squared	0.5 g/t	20-40 g/t	2.0 - 2.7	n/a

SREP	Micon	October 2008	3D geological model using Gemcom software and inverse distance squared	8.0 g/t	80.0 g/t	2.8	n/a

Days	Micon	October 2008	3D geological model using Gemcom software and inverse distance squared	2.0 & 8.0 g/t	30.0 g/t	2.0 - 2.8	n/a

Ceiba	SW-RPA	April 2007	Polygonal using Gemcom Software	0.5 g/t	36.0 g/t	2.8	n/a

Valle Hondo	SW-RPA	April 2007	Block Model using ordinary kriging	0.5 g/t	20.0 g/t	2.00 - 2.65	n/a

Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

Mining Operations:  Mining operations exist on two of the Corporation’s projects; the Choco mine (Choco 4 and Choco 10 mineral titles) and the Isidora mine (within the Block B Project).  The Choco mine is an open pit operation. The ore from all pits is treated at an average rate of 5,400 t/d in a central processing plant employing grinding and cyanide leaching using carbon-in-pulp (CIP) technology.  The Isidora mine is a high grade underground operation.  Ore is trucked eight kilometres to the Choco mill for processing.  Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

Exploration and Development:  Exploration continues on all of the Corporation’s material mineral projects.   Drilling continues directed at expanding the known mineralized zones and further defining the existing gold resources.  Additional studies including metallurgical testing are also on-going focused on Choco, Increible 6 and SREP.  A scoping study is underway evaluating the options for the development of the gold resources at Choco and Increible 6.  Updated resource estimate which will include additional drilling completed in 2007 and 2008 will be complete in 2009 on several Projects including; Choco, Increible 6, Isidora, and Valle Hondo.

Development work continues at Choco and Increible 6 designed to ensure a continued supply of mineralized material to the Choco mill.  Additional underground development is on-going at the Isidora mine providing new access to portions of the deposit.  At SREP an exploration/development ramp is underway which will provide access to the main portion of the SREP deposits.  Additional details for each of the Corporation’s projects are provided in the technical reports referenced below.

The following information on the individual projects is reproduced from the summaries contained in the corresponding independent NI 43-101 technical report on the material property referenced.

Choco mine:  The technical information on the Choco mine, mill and surrounding exploration area is detailed in a 43-101 compliant independent technical report titled; Technical Report on the PMG (Gold Fields) Choco 10 Concession and Mine, Estado Bolivar, Venezuela by Robert J. Leader, P.Eng., John Perry, P.Geo., Ian Ward, P.Eng., Christopher Jacobs, C.Eng. and Christopher Lattanzi, P.Eng., of Micon International Limited (“Micon”) and dated November 21, 2007.

The Choco 10 gold mine is located on the Choco 4 and 10 concession, close to the historic gold mining town of El Callao in Bolivar state, Venezuela.  The property includes a number of relatively low grade gold deposits which are currently being mined as open pits.  The ore from all pits is treated at an average rate of 5,400 t/d in a central processing plant employing grinding and cyanide leaching using carbon-in-pulp (CIP) technology.  Micon conducted a site visit to the Choco 10 operation in Venezuela from August 14 to 16, 2007.  Micon’s review team included James Leader, Senior Mining Engineer and Dave Laudrum, Senior Geologist .  John Perry, P.Geo., then visited the site during the week of October 22, 2007.  At the time of the August visit, the mine and plant were not operating due to a blockade by artisanal miners, who occupied the project area prior to current mining operations.  This report is based upon extensive project information, plus past reports, supplemented by Micon’s direct field observations and discussions with a prior operator.

Micon reviewed the forecasts prepared by a prior operator and was of the opinion that these had been prepared to the standard normally expected of a feasibility study.  The Choco 4 and Choco 10 concessions are located approximately 15 km west of the mining town of El Callao in Bolivar State, Venezuela.  They cover a total area of 7,214.51 ha.  The mining concessions were granted by MEM to CVG in 1993, after which CVG transferred the rights to Promiven’s 70% subsidiary Promotora Minera de Guayana C.A. (PMG), subject to conditions.  The property is subject to royalties according to the rights granted in 1993 by MEM to CVG.  Mining rights were granted effective for 20 years and may be renewed, after 20 years, for a further 20 years.  The Venezuela Ministry of Basic Industries and Mining published the resolutions giving final approval to the issuance of the exploitation certificates for the Choco 4 and 10 concessions on December 5, 2005.  All other operational and on-going exploration permits are in place.  Operation of the Choco 10 mine was initiated by Bolivar Gold Inc. through its Venezuelan subsidiary PMG in 2005 and sold to Gold Fields in March, 2006.  Open pit mining has, to date, focused on weathered or oxidized material in the Pisolita, Coacia and Rosika deposits. Mining of the VBK deposit is scheduled to commence in 2008.

The Choco 10 operation experienced numerous challenges in the first half of 2007 including water availability, grade control issues, availability of spare parts, small miner disputes, and labour collective agreement negotiations. As a result, production was less than projected.  The mine has been working extensively to rectify these issues and has recently resumed its target production rates.  The Choco mineral concessions cover oxide and sulphide gold mineralization that occurs in the western portion of the Pastora greenstone belt, which in turn forms part of the Proterozoic to Archaean Guyana Shield. Primary gold deposits comprise irregular lenses and pods of quartz-sericite altered metavolcanic rock. Shearing has facilitated the deep tropical weathering observed in the region and the development of saprolite to depths of 30 to 70 m.  Quartz and sericite enriched gold mineralization is hosted by clay and sericite altered metavolcanic rocks.  Drilling has been extensive on the property by previous and current owners including Promiven, Bolivar Gold and Gold Fields for a total of 157,043 m of diamond drilling, 23,782 m of reverse circulation drilling, and 42,483 m of aircore drilling. Resource estimations have been verified extensively.

In order to endorse the existing resources of Choco 10, a detailed review of the available technical documentation and mineral resource and reserve estimation procedures was undertaken by Micon.  Lastly, cross-sections were generated showing exploration drill hole composites against the actual block model grade estimates and modelled geology for each of the mineral deposits that make up the Choco 10 area.  These cross-sections have been used to examine the composites against the actual estimated values within selected blocks.  A comprehensive review of the available mineral resource and reserve estimates documentation and procedures for Choco 10 was completed during October, 2007.  The major source used in this review was a competent persons report (“CPR”) prepared by a prior operator.  In Micon’s opinion the resource estimation methodology and procedures developed by the prior operator are very thorough and provide an excellent basis for the resource and reserve estimates.  The following Table presents the Mineral Resource statement for the Choco 10 deposits as of September 30, 2007.  The Mineral Resources are reported in-situ, and include the Mineral Reserves given in the following Table.  They are un-constrained (in that no economic mining limits were applied) and include breakdowns by measured, indicated and inferred.  They are also broken down by individual deposits and material types.

Table - Choco 10 Unconstrained Mineral Resource as of September 30, 2007

		Measured			Indicated			Total M + I			Inferred
	Cut- Off	Tonnes	Grade	Au oz	Tonnes	Grade	Au oz	Tonnes	Grade	Au oz	Tonnes	Grade	Au oz
	(g/t)	(millions)	(g/t)	(000)	(millions)	(g/t)	(000)	(millions)	(g/t)	(000)	(millions)	(g/t)	(000)
Pit Material
Rosika Oxide	0.5	0.1	2.74	13	0.5	1.49	22	0.6	1.79	35	0.1	1.95	5
Trans	0.5	0.2	3.02	15	0.2	1.50	12	0.4	2.09	26	0.1	2.08	5
Fresh	0.5	1.6	3.21	165	11.1	2.23	796	12.7	2.35	961	5.9	2.12	400
Coacia Oxide	0.5	0.1	1.18	3	2.0	1.86	120	2.1	1.83	123	0.5	1.75	27
Trans	0.5	0.0	0.00	0	0.4	1.65	23	0.4	1.65	23	0.2	1.80	12
Fresh	0.5	0.0	0.00	0	3.9	2.29	287	3.9	2.29	287	3.1	1.71	171
Pisolita Oxide	0.5	0.3	2.25	24	2.0	1.45	95	2.4	1.57	119	1.3	1.09	45
Trans	0.5	0.2	2.31	18	0.3	1.90	18	0.5	2.09	36	0.3	1.35	14
Fresh	0.5	0.1	1.96	5	0.2	1.60	8	0.2	1.72	13	5.5	2.66	470
VBK Oxide	0.5	0.0	0.00	0	0.3	2.03	22	0.3	2.03	22	0.4	1.21	15
Trans	0.5	0.0	0.00	0	0.2	2.21	13	0.2	2.21	13	0.2	1.17	9
Fresh	0.5	0.0	0.00	0	35.1	2.67	3,017	35.1	2.67	3,017	25.3	2.26	1,844
Sub Total Oxide	0.5	0.6	2.22	41	4.8	1.67	259	5.4	1.72	300	2.2	1.28	93
Trans	0.5	0.4	2.58	33	1.1	1.77	65	1.5	1.98	98	0.8	1.48	40
Fresh	0.5	1.7	3.15	170	50.3	2.54	4,107	52.0	2.56	4,277	39.8	2.26	2,885
Grand Total		2.6	2.86	243	56.3	2.45	4,432	58.9	2.47	4,675	42.9	2.19	3,017

Micon’s review of the Choco 10 mineral resource also included a review of the mineral reserve estimates. A prior operator, using the mineral resource model described above, developed a reserve estimate using Whittle 4X pit optimization software at a US$500 per ounce gold price and cut-off of 0.5 g/t.  The results of this optimization were used to develop an ultimate pit design which was then scheduled for the remainder of the mine life.  Reserves from this work were estimated as of December 31, 2006 and reported in the CPR.  The reserves were updated to a mining surface dated September 30, 2007 by a prior operator using the US$500/ounce pit shell described in the CPR.  Within this pit shell, reserves were determined using a gold price of US$550/ounce and are based on industry standard design practice and represent an economic, mineable design for the proven and probable reserves.  These are tabulated in the following Table.

Table - Choco 10 Mineral Reserve as of September 30, 2007

			Proven			Probable			Total P + P
	CutOff	Tonnes	Grade	Au oz	Tonnes	Grade	Au oz	Tonnes	Grade	Au oz
Pit	(g/t)	(millions)	(g/t)	(000)	(millions)	(g/t)	(000)	(millions)	(g/t)	(000)
Rosika/Coacia	0.5	1.9	3.05	185	9.4	2.80	841	11.2	2.84	1,026
Pisolita	0.5	0.4	2.59	36	0.7	2.41	52	1.1	2.48	88
VBK	0.5	0.0	0.00	0	4.9	4.42	703	4.9	4.42	703
Sub Total Pits	0.5	2.3	2.97	221	15.0	3.32	1,596	17.3	3.27	1,817
Stockpiles	0.5	0.4	1.08	14	0.0	0.00	0	0.4	1.08	14
Grand Total		2.7	2.70	234	15.0	3.32	1,596	17.7	3.22	1,830

The Mineral Resource set out in preceding table and the Mineral Reserve set out in the above Table were estimated in accordance with the SAMREC code.  In Micon’s opinion, however, they comply fully with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards on Mineral Resources and Reserves – Definitions and Guidelines, developed by the CIM standing committee on reserve definitions, as adopted by the CIM Council on December 11, 2005.  Micon considers that the Measured, Indicated and Inferred Resources quoted in this report are equivalent to Measured, Indicated and Inferred Mineral Resources under the CIM definitions, and that the Proved and Probable (Ore) Reserves quoted herein are equivalent to Proven and Probable Mineral Reserves, as defined by the CIM.  Production statistics for the Choco 10 mine from July, 2006 to September, 2007, are shown in Table below.  Planned future production levels are summarized in the following Table.  The reserves, as currently known, are sufficient for a remaining life of ten years.

Table - Production Statistics from July, 2006 to September, 2007 by Quarter

		Q3- 2006	Q4-2006	Q1-2007	Q2-2007	Q3-2007
Ore tones	t	362,120	346,692	194,253	199,263	267,712
Head grade	g/t	1.87	1.90	1.58	1.49	2.13
Contained gold	oz	21,767	21,137	9,893	9,517	18,347
Tonnes processed	t	305,757	356,785	191,395	147,304	401,100
Head grade	g/t	1.98	2.23	1.61	1.65	1.80
Gold to process	oz	19,457	25,612	9,891	7,809	23,268
Gold recovered	oz	17,354	23,031	8,392	6,859	19,854
Gold sold	oz	17,227	22,801	8,224	7,409	14,004

Table - Choco 10 Forecast Mining Statistics

Statistic	Units	LoM*	F2007**	F2008	F2009	F2010	F2011	F2012	F2013- F2017
Material Mined	(Mt)	141.474	6.566	10.923	17.087	18.020	18.014	17.996	55.505
Ore	(Mt)	16.875	1.263	1.869	1.834	1.823	1.689	1.828	7.274
Waste	(Mt)	124.599	5.303	9.054	15.253	16.197	16.324	16.168	48.230
Stripping Ratio	(t waste:ore)	7.38	4.20	4.85	8.31	8.88	9.66	8.84	7.63
Ore Grade	(g/t)	3.36	1.85	2.39	2.53	3.00	3.01	3.02	4.19
Mining Costs	(US$/t ore)	16.34	7.21	9.09	15.45	18.21	17.87	19.33	17.45
	(US$/t ore&waste)	1.95	1.39	1.56	1.66	1.84	1.68	1.96	2.29

Note:  Does not include July-December, 2006 actual production.

Micon has reviewed the life-of-mine production and cost estimates prepared by the prior operator for the Choco operation. Micon regards these estimates as reasonable.  The life-of-mine cash flow projection compiled by Micon from these estimates, using a constant gold price of US$550/oz, is summarized in the following Table.

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	LOM Total
Revenue	65.7	70.5	73.5	79.2	81.8	85.0	91.4	97.2	165.9	103.9	914.0
Mining Costs	16.7	28.6	23.4	22.2	18.1	12.0	7.7	5.7	6.0	0.9	141.4
Processing Costs	10.6	10.9	10.7	10.7	10.6	10.7	10.6	10.7	10.6	10.8	106.9
G&A on-site costs	5.4	5.4	5.4	5.4	5.4	5.4	5.4	5.4	5.4	5.4	54.2
G&A off-site costs	4.7	4.7	4.7	4.7	4.7	4.7	4.7	4.7	4.7	4.7	47.3
Royalties and fees	2.8	3.0	3.1	3.3	4.9	5.7	6.2	6.6	11.2	7.0	53.7
Closure, etc.	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	8.0	10.2
Capital Expenditure	33.7	13.0	5.2	4.0	3.0	2.2	1.2	0.9	0.9	64.0
Cap.development	—	0.1	6.5	7.8	16.8	23.3	29.2	34.8	16.5	135.0
Taxation	6.7	4.3	5.9	7.6	8.1	8.4	9.2	10.7	15.1	17.6	93.6
Free cash flow	-15.2	0.3	8.4	13.2	9.8	12.2	16.9	17.4	95.1	49.5	207.6
Cumulative c/flow		-15.2	-14.9	-6.5	6.7	16.5	28.7	45.6	63.0	158.1	207.6
Average Revenue US$/oz	550.0	550.0	550.0	550.0	550.0	550.0	550.0	550.0	550.0	550.0	550.0
Opcosts US$/oz	339.2	412.6	356.2	323.8	296.1	251.3	210.1	188.6	126.8	194.7	249.0
Capital US$/oz	282.0	101.7	87.3	82.1	133.4	165.0	183.0	202.1	57.7	—	119.8
Taxes US$/oz	56.2	33.2	43.8	52.7	54.4	54.6	55.4	60.7	50.1	93.3	56.3
Free Cash Flow US$/oz	(127.4)	2.5	62.7	91.4	66.1	79.0	101.6	98.6	315.4	262.0	124.9

As shown in the above table, the projected cash operating cost of Choco 10 averages US$249/oz gold produced over the life of the mine.  Life-of-mine capital expenditures add a further US$120/oz.  The total free cash flow over the life of the mine is estimated at US$208 million (US$124.9/oz), with a net present value of US$91 million at a discount rate of 10% per year.  These projections suggest that the Choco 10 project is economically robust.

Increible 6 Project; The technical information on the Increible 6 Project is detailed in a 43-101 compliant independent technical report titled; Technical Report on the Increible 6 Property, Bolivar State, Venezuela, by David Laudrum, P.Geo. and John Zbeetnoff, P.Geo. of Micon and dated November 14, 2007, as revised February 14, 2008.

The current report is based on data provided to Micon by Rusoro and on other relevant, publicly available information.  The report incorporates the exploration results obtained from the Increible 6 project as of June 21, 2007.  The Increible 6 gold project is 100% owned by Rusoro through a wholly owned subsidiary, General Mining de Guayana, C.A. (General Mining).  The concession, totalling 2,472.5 hectares (ha), is located in Roscio Municipality, Bolivar State, Republic of Venezuela. The concession is located a few kilometres west of the town of El Callao at UTM coordinates 624000E and 815000N.  El Callao has been a mining centre for more than one hundred years.  Both underground and open pit mining operations have occurred, or are occurring, around the city.  The town has a population of about 20,000 and there are considered to be adequate supplies of personnel, water, waste disposal facilities and power to support mining production, if required.  The Increible 6 concession lies within a northeast trending greenstone belt of early Proterozoic age.  The concession is underlain by, from oldest to youngest; metabasalt and andesite, carbonaceous siltstones with conglomerate, felsic volcanics, greywackes and siltstones, and quartz-porphyry.  As with most of the area of Bolivar State, deep weathering is present, typically up to 50 metres (m) thick in the Increible 6 area.  Currently identified areas of significant gold mineralization on the Increible 6 concession are restricted to a deformation zone through the central part of the property which hosts numerous, discontinuous low sulphide, sericitic shear zones.  Mineralization is hosted within volcanoclastic rocks and porphyritic intrusives.  Host rocks in and near the deformation zone are variably altered by an assemblage of chlorite, sericite, quartz, carbonate, iron-carbonate, albite, pyrite, and ‘bleaching’. Visible gold is rare.  There is a clear positive relationship between high gold assays and abundance of quartz veining in drill core.

The current NI 43-101 compliant Mineral Resource Estimate for the Increible 6 concession includes all assay data which had been received, and passed through Rusoro’s quality assurance/quality control (QA/QC) procedures, as of June 21, 2007. The resource incorporates four main deposit areas on the Increible 6 concession: Culebra, Cristina, Elisa-Ingrid, and Olga-Enoc.  All deposit areas were modelled into a single block model.  A geological interpretation of the deposit was carried out by Rusoro geological staff which included identifying mineralized lenses as well as the depth to which oxidation has occurred. These features were then digitized and used to construct wire frame shapes (Gems solids) of each mineralized lens or domain which were used as hard boundaries in the estimation process.  Grade was interpolated using an inverse distance squared (ID-2) computational method. Interpolation was based on 2-m composites of assays capped to reduce the influence of any erratic high-grade values.  Based on the parameters described in this report Micon estimated that the Increible 6 deposit contains an Indicated mineral resource of 23.45 million tonnes grading 2.11 grams per tonne gold (g/t Au), as well as an Inferred mineral resource of 17.53 million tonnes grading 1.95 g/t Au, at a 0.5 g/t Au cut-off grade.  The oxide and sulphide resource for the four main deposit areas on the Increible 6 project are detailed in the following Table.

Table - Increible 6 Mineral Resource Estimate

Zone	Resource Category	Cut-off Grade (g/t Au)	Millions of Tonnes	Grade (g/t Au)	Product Gold (millions of ounces)
Cristina Oxide	Indicated	0.5	0.79	2.39	0.06
	Inferred	0.5	0.58	1.77	0.03
Cristina Sulphide	Indicated	0.5	1.79	1.98	0.11
	Inferred	0.5	1.35	1.54	0.07
Culebra Oxide	Indicated	0.5	1.77	2.10	0.12
	Inferred	0.5	0.54	2.20	0.04
Culebra Sulphide	Indicated	0.5	3.78	1.84	0.22
	Inferred	0.5	1.91	1.39	0.09
Elisa-Ingrid Oxide	Indicated	0.5	1.19	2.04	0.08
	Inferred	0.5	0.73	1.71	0.04
Elisa-Ingrid Sulphide	Indicated	0.5	13.89	2.19	0.98
	Inferred	0.5	11.11	2.14	0.76
Olga-Enoc Oxide	Indicated	0.5	0.00	1.41	0.00
	Inferred	0.5	0.29	1.88	0.02
Olga-Enoc Sulphide	Indicated	0.5	0.24	1.91	0.01
	Inferred	0.5	1.03	1.71	0.06
Total Oxide	Indicated	0.5	3.74	2.14	0.26
	Inferred	0.5	2.13	1.87	0.13
Total Sulphide	Indicated	0.5	19.71	2.10	1.33
	Inferred	0.5	15.40	1.96	0.97
Overall Total	Indicated	0.5	23.45	2.11	1.59
	Inferred	0.5	17.53	1.95	1.10

Block B (Isidora):  The technical information on the Block B (including the Isidora mine) Project is detailed in a 43-101 compliant independent technical report titled; Technical Report on the Mining and Processing Operations of Hecla Mining Company, Estado Bolivar, Venezuela by Robert J. Leader, P.Eng., Dave Laudrum, P.Geo., Ian R. Ward, P.Eng., and Luke Evans, P.Eng. of Micon and dated August 1, 2008.

The Isidora Mine is situated within the Minerven M-2 concession on the Block B concessions located just to the southwest of the town of El Callao.  The closed La Camorra mine and active La Camorra processing plant are located on the La Camorra concession in the El Dorado block and are located approximately 20 km northeast of the town of El Dorado.  The La Camorra plant is approximately 120 km distant from the Isidora Mine.  Block B is an area of 1,787 ha that encompasses several past-producing gold mines and the El Dorado block is an area of 8,635 ha that encompasses 11 contiguous properties.  Mineralized veins in the Block B area are typical, shear-hosted mesothermal quartz veins that formed under greenschist-grade metamorphic conditions.  The veins contain free gold and gold and bismuth tellurides in quartz with pyrite and minor chalcopyrite.  Vein contacts with the wallrocks are generally sharp but contain some local complexities such as splays and stockworks at their margins.  Dave Laudrum, P. Geo., Senior Associate of Micon, completed a detailed review of the Isidora Mine Mineral Resource Estimate which included re-running the resource model using the database, deposit wireframes, and estimation parameters as supplied by Hecla.  Luke Evans P. Geo., of Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) completed a Mineral Resource Estimate of the Twin Shear Zone.  The Mineral Resource Estimate at Isidora Mine, estimated by Hecla as of March 31, 2008 is summarized in the following Table.

Table -Isidora Mine Mineral Resource Estimate at March 31, 2008 (8 g/t Au cut-off grade)1, 2.

Category	Tonnes	Grade (g/t Au)	Ounces Gold
Measured	107,534	29.06	100,495
Indicated	362,738	19.75	230,376
Total Measured and Indicated	470,272	21.88	330,871
Inferred	99,038	14.13	45,006

The mineral Resource Estimate shown in the above Table is inclusive of the mineral reserves shown in the following table. The mineral Resource Estimate set out in Table 1.1 are reduced from the December 31, 2007 Resource Estimate and were discounted for past production up to March 31, 2008. The Mineral Resource Estimate at the Twin Shear Zone, as estimated by Luke Evans of Scott Wilson RPA is summarized in the following Table. The cut-off date for drill hole data utilized in the mineral resource estimate is September, 2007. The effective date of the mineral resource estimate is June, 2008. There are currently no defined Mineral Reserves at the Twin Shear Zone.

Table - Inferred Mineral Resource Estimate at Twin Shear Zone (June, 2008) (8 g/t Au cut-off grade)

Category	Tonnes	Grade (g/t Au)	Grade Cap 50 g/t Au	Ounces Gold
Inferred	1,195,000	14.9	12.5	481,900

1.                                       Mineral resource estimates which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.                                       The quantity and grade of reported inferred resources in these estimates are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured category.

Proven and Probable reserves reported by Hecla for the Isidora Mine are summarized by category in the following Table;

Table -Mineral Reserves at Isidora Mine, December 31, 2007 (17 g/t Au cut-off grade)

Category	Tonnes	Grade (g/t Au)	Ounces Gold
Proven	70,298	37.20	84,029
Probable	109,149	28.80	101,056
Total Proven and Probable Reserves	179,447	32.10	185,085

In the following table, Hecla’s March 31, 2008 estimate is fully discounted for all mine production which had taken place prior to the update, as shown in the above Table.  Mine production in the first quarter was subtracted from the December 31, 2007 reserves.  There are no reportable reserves for the La Camorra mine as it has been permanently closed owing to excessively high costs and problematic ground conditions at depth.

Table  -  Summary of Reserves at Isidora Mine as of March 31, 2008

	Tonnes	Grade (g/t Au)	Grams Gold	Ounces Gold
Reserves - Dec 31, 2007	179,447	32.1	5,760,249	185,085
Less Production, Jan - Mar, 2008	17,558	30.21	530,427	17,054
Remaining Reserves - Mar 31, 2008	161,889	32.30	5,229,822	168,031

The most advanced of Hecla’s other exploration targets are the Chile East target on Block B, and the Canaíma target in the La Camorra area on the El Dorado concessions.  The following are a series of conclusions and risk factors based on the site visits and review of the data provided to date.  In Micon’s view, Hecla has used an appropriate methodology in producing its March 31, 2008 Isidora Mine Mineral Resource Estimate and has incorporated appropriate Quality Assurance/Quality Control (QA/QC) measures in the production of that estimate.  When actively mining, prior to April, 2008, the Isidora Mine produced approximately 250 to 300 t/d of high grade gold ore.  Micon concludes that production rates are constrained by the lack of working faces and experienced miners.  There is also reported to be a shortage of underground haulage trucks.  Production has also been affected by work stoppages and road blockades the most recent being in June, 2008.  Production has now restarted at the mine.  The up-dip panel stoping method being used at Isidora mine is a method appropriate for the ore body configuration, ground conditions and level of technical experience of the work force.  Ground conditions observed in the mine were generally good, with only local support required in stopes.  As of December, 2007 Hecla had defined approximately 18 months of mineral reserves for the Isidora Mine using a cut-off grade of 17 g/t Au.  Hecla had also developed a conceptual life-of-mine plan based on a lower cut-off grade of 10 g/t Au that would extend the mine life to between 24 to 26 months by incorporating additional developed reserves that are above the lower cut-off grade. Micon does not consider that it has been clearly demonstrated that profitable mining at a 10 g/t cut-off grade is achievable.

The mine is a high cost producer owing to the low production levels and manual methods of mining.  The potential to reduce mining costs over the short term is considered limited since the present lack of experienced miners and supervisory staff poses a restriction on the number of new working areas that may be developed.  Non-mining/processing costs form a significant portion of overall operating cost, specifically the cost of re-handling and transport of ore to the La Camorra mill is 9% of total unit costs and site services cost is 20% of unit costs.  There may be possible savings in operating costs if haulage distances to a processing plant are reduced and overhead and head office costs streamlined.  Micon considers that given current levels of gold spot prices, the use of a higher price than $570/oz for calculation of mineral reserves can be justified in the short term.  The price of $750/oz used by Hecla for its life-of-mine plan appears to be reasonable.  By using higher gold prices and savings in some operating costs it is Micon’s opinion that a reduction of the cut-off grade to around 12-14 g/t Au might be achieved.  Theft of ore and supplies from the mine property appears to be an ongoing problem, especially where there is a significant amount of visible gold in the stoping areas.

La Camorra mine is now closed and there is no likelihood that it can be economically reopened. Most static equipment has been withdrawn from the mine and the pumps turned off.  The mine is flooding at an estimated rate of 1.0 vertical metres per day.  Consequently there are no remaining economically extractable reserves at La Camorra.  The mine surface infrastructure is still in place but is not being well-maintained.  Most mobile equipment observed on surface is in poor condition.  Venezuelan regulations require the equipment to remain on the concession and, therefore, little of it can be transferred to the Isidora Mine.  In Micon’s opinion the La Camorra processing plant is well operated, is in reasonable mechanical condition, employs conventional gold extraction technology, and achieves good recoveries with the high grade ore from the Isidora Mine. Ore mined from Isidora mine is trucked 120 km to the La Camorra process plant.  There is insufficient production from the Isidora Mine and other ore sources to enable the 700 t/d capacity plant to operate continuously over a 24 hour, seven day per week period. Work is underway to supplement the feed by reprocessing tailings and, thereby, to achieve continuous operation.  This will improve operational efficiency and also reduce high wear and potential damage to the existing equipment.  Plant operations would benefit from the following:

•                  Reduction in double handling of Isidora ore. This will be difficult as long as ore needs to be transported in truck convoys.

•                  Improvements to carbon column operation by standardizing equipment sizes.

•                  Improvements in processing operations to reduce losses of carbon fines.

Hecla has conducted a systematic surface exploration program on its Block B and El Dorado Concessions that has included geophysics, airphoto structural interpretation, topographic surveys, rock and soil sampling and drilling.  Hecla’s exploration efforts have successfully defined several significant mineralized zones on exploration targets outside of the Isidora Mine area.  Micon has not examined these exploration targets beyond a superficial review of the data.  Scott Wilson RPA believes there is excellent potential to expand the Twin Shear resource, particularly in the vicinity of Zone 1, Lenses 2 and 3 (see Figure 17.5).  Scott Wilson RPA’s view is that Twin Shear is still at an early exploration stage and that more drilling is needed to better define the various styles of mineralization and to develop appropriate models to guide future interpretation and resource estimation work.  There are clearly some parts of the shear zones that are more prospective than others.  When more drilling data become available, Scott Wilson RPA recommends developing a predictive structural model that identifies favourable dilation zones and plunge directions that are likely associated with specific types of shear zone flexures, kinks and cross-structures.  This would help future targeting and modeling work.  Hecla’s in-house evaluations of other exploration targets (i.e., Chile East and Canaíma) indicated that the mineralization did not have reasonable prospects for economic extraction, given the parameters used at the time of the evaluations. Most of the currently defined exploration targets are partially open at depth and, in some cases, also along strike.  Significantly expanding these zones, or justifying more optimistic evaluation criteria such as a higher gold price, might change the economic picture.  Further study will be required to determine if these exploration targets stand any potential of becoming economic resources.

At the time of Micon’s site visit the Hecla operations had lost a significant number of senior management and senior technical staff.  Sourcing, training and retaining replacement staff will be challenging in the current mining boom and given the unique challenges and risks involved in working at Venezuelan operations. There were no social or environmental fatal flaws identified. However, community relations, security, and labour relations need to be extensively managed and resources need to be committed to these areas to manage the risks from these factors. During Micon’s review, a number of items were identified as areas for consideration and improvement. The main points are summarized below:

•                  The alternate transportation route from the Isidora Mine to the plant at La Camorra that avoids the main communities should be developed as early as possible or if ore haulage continues along the current route, the Corporation should look at options to assist with funding highway maintenance and safety upgrades.

•                  The community relations coordinator is a key position, Should the present incumbent leave, the position needs to be filled with an equally competent person or the risk of mine closure from community blockades will once again increase.

•                  Mine site and general security needs to be extensively and carefully managed with a commitment of human and financial resources.

•                  Soil contamination by hydrocarbons at La Camorra should be cleaned up in the near future.

Various risks to the Hecla operations in Venezuela have been identified during Micon’s review. These are summarized as follows:

•                  The potential inability to replace the mined-out reserves within the Isidora Mine. The current reserve base remaining as of March 31, 2008 at the Isidora Mine provides for between 15 to 23 months of operation at current production rates.

•                  The potential inability to convert other areas of mineralization into resources and, further, into mineable reserves in time to allow for mine development and continuation of mining prior to exhaustion of current Isidora Mine reserves.

•                  The possibility of a reduction in mined grade owing to an increase in hanging wall dilution caused by inexperienced mining operators, with a direct effect on cash flow.

•                  Accelerated reduction in the current reserve base owing to lower than anticipated recovery from the sill pillars due to poor ground conditions and/or loss of access thus shortening mine life.

•                  Loss of the remaining experienced ex-patriate management and engineering staff, resulting in a loss of direction and control of the operation.

•                  Potential for lengthy interruptions in operations by strikes or road blockades in the surrounding communities affecting ability to produce.

Notwithstanding the above identified risks, it is Micon’s opinion that based on the information provided to date, there are no significant technical risks that might adversely affect the economic viability of the current operations at the Isidora Mine and the facilities at La Camorra.  However, if any of the above risks factors were to materialize, they will likely have a detrimental impact on cash flow.

Several opportunities exist to improve the operational organization and efficiencies now that Rusoro has acquired the Block B and El Dorado Block Concessions from Hecla.  The potential opportunities resulting from the acquisition by Rusoro include:

•                  A possible savings in operating costs (compared to 2007) if haulage distances to a processing plant are reduced and overhead and head office costs streamlined.

•                  Opportunity to utilize the present excess capacity at the 700 t/d La Camorra mill by treating ores from other Rusoro projects nearby, for example the San Rafael/El Placer (SREP) property of Rusoro. Where, if further work demonstrates that a mineral resource with reasonable prospect of economic extraction is present, the proximity of the mill at La Camorra will be a positive factor in project viability.

•                  Opportunity to resolve on-going conflicts with neighbouring villages and reduce the cost of double handling of the ore at the transfer station by constructing a bypass in the transportation route to avoid the village of Perú-Chile or alternatively processing ore from Isidora at the Choco 10 operation of Rusoro that is located approximately 10 km west of the Isidora Mine.

Further study is needed to evaluate these options.

Work is recommended to optimize the existing operation at the Isidora Mine in terms of cutoff grade, reducing double handling of material, and solving equipment and labour issues to maximize income for the remainder of the mine life.  Further study will be required to determine if exploration targets within at Chile East and Canaíma stand any potential of becoming economic resources.  Micon recommends that options and opportunities be investigated to coordinate Rusoro’s various reserves and processing operations at Isidora, La Camorra, San Rafael/El Placer, Choco 10, and Increible 6.  In connection with the potential opportunities to be gained as a result of the coordination of operations of the former Hecla assets with those of Rusoro, it is recommended that alternate ore transportation routes are assessed in order to resolve on-going conflicts in affected communities.

It is Micon’s opinion that the exploration budget proposed by Rusoro for the Isidora Mine, shown in the following Table, is warranted and that the budget of $1.5 million is reasonable.

Table  - Isidora Mine Exploration Budget

Description	Amount ($)
Diamond drilling	1,100,000
Assaying	50,000
Geology and support	125,000
Metallurgical testwork	30,000
Environmental and permitting work	25,000
Updated Resource Model	25,000
Subtotal	1,355,000
Plus contingency	145,000
Grand Total	1,500,000

It is Scott Wilson RPA’s opinion that the exploration work proposed by Rusoro is warranted and that the proposed budget of approximately $1.6 million is reasonable.  The main work items are listed in the following Table.

Table - Twin Shear Zone Exploration Budget

Description	Amount ($)
Diamond drilling	1,100,000
Assaying	50,000
Geology and support	125,000
Metallurgical testwork	30,000
Environmental and permitting work	50,000
Preliminary economic assessment	100,000
Subtotal	1,455,000
Plus 10% contingency	145,000
Grand Total	1,600,000

It is recommended that the proposed program be implemented by Rusoro.

San Rafael-El Placer (SREP)and Days:  The technical information on the SREP Project and the updated Days Resource Estimate is detailed in a 43-101 compliant independent technical report titled; Technical Report on the San Rafael-El Placer and Days Vein Deposits, Bolivar State, Venezuela, by Dave Laudrum, P.Geo. of Micon and dated October 2, 2008.

Updated mineral resource estimates were carried out for the SREP deposits, located on the SREP concessions, and for the Days Vein deposit which is located on the Emilia concession, 4 km north of the SREP deposits.  A large structure, the Camorra Trend, crosses through the SREP concessions and hosts most of the mineralization on these concessions, as well as the past producing La Camorra mine, located 4 km southeast of SREP.

Mineralization on the Days Vein is considered likely to be controlled by offshoots of the Camorra Trend. Gold mineralization is restricted to narrow shear-hosted quartz (+/- carbonate) veins. Occurrences of visible gold within the quartz veins are common.  There has been a significant amount of shallow artisanal gold mining activity in the SREP area for many years.  Newton Ventures Inc. (Newton Ventures), the predecessor company to Rusoro, initially held the SREP and Emilia concessions.  The early history of Newton Ventures is not well documented.  However, Smith (2004) reported that the mill on the present Emilia concession (adjacent to the El Placer concession) was in operation in the 1980s. Smith (2004) also reported that programs of line cutting, road building, soil sampling, ground and airborne geophysics, trenching and diamond drilling of the Camorra Trend were completed in the period 1992 to 1997.

For the current mineral resource estimate on the SREP deposits the boundaries of 11 mineralized zones have been modeled, based on assay composite grades >4.0 grams per tonne of gold (g/t Au) and on the presence of quartz veining.  The sub-parallel zones strike northwest (300o Azimuth) and dip -75º to the southwest.  The modeled zones which were incorporated into the resource estimate extend approximately 2,000 m along strike length and for approximately 700 m down dip.  Additional along strike and down dip extensions might be defined by further diamond drilling.  For the current mineral resource estimate on the Days Vein the boundaries of two mineralized zones have been modeled, based on assay composite grades >0.5 g/t Au and on the presence of quartz veining.  The sub-parallel zones strike north-south and dip approximately -35º to the west.  The modeled zones which were incorporated into the resource estimate extend approximately 500 m along strike and for approximately 275 m down dip.  Additional along strike and down dip extensions might be defined by further diamond drilling.  Near-surface portions of the Days Vein were previously been mined by Newton Ventures in a small open pit operation.

Based on the parameters described in this report, Micon has estimated an Indicated Mineral Resource for the SREP deposits of 639,000 t at an average grade of 19.41 g/t Au, and an Inferred Mineral Resource for the SREP deposits of 703,000 t at an average grade of 23.16 g/t Au, using a cut-off grade of 8.0 g/t Au, a minimum width of 1 m, a density (specific gravity) of 2.80 grams per cubic centimetre (g/cm3) and capping of high grade gold assays at 80 g/t Au. The estimate is summarized in the following Table.

Table  - SREP Indicated and Inferred Mineral Resource Estimate at September 2008(1), (2), (3), (4)

Cut-off Grade (g/t Au)	Resource Category	Tonnes	Grade (g/tAu)	Gold Ounces
8.0	Indicated	639,000	19.41	399,000
8.0	Inferred	703,000	23.16	523,000

(1)          It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

(2)          Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3)          Numbers may not add due to rounding.

(4)          Indicated Resources are confined to the better defined portions of the main D and E3 zones.

Based on the parameters described in this report, Micon has estimated an Inferred Mineral Resource for the Days Vein of 209,000 t at an average grade of 5.52 g/t Au, using a cut-off grade of 2.0 g/t Au for material down to 50 m below the present topographic surface and a cut-off grade of 8.0 g/t Au for material below 50 m, a minimum width of 1.0 m and a density of 2.80 g/cm3.  This estimate is summarized in the following Table.

Table - Days Vein Inferred Mineral Resource Estimate at September 2008(1), (2), (3)

Cut-off Grade (g/t Au)	Resource Category	Depth Limits (m)	Tonnes	Grade (g/t Au)	Gold Ounces
2.0	Inferred	0 to 50m	172,000	4.15	23,000
8.0	Inferred	below 50m	37,000	11.78	14,000
—	Inferred	TOTAL	209,000	5.52	37,000

(1)          It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

(2)          Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3)          Numbers may not add due to rounding.

Rusoro’s ongoing exploration program on the SREP and Emilia concessions has successfully defined significant gold resources hosted in narrow, steeply dipping quartz veins.  Rusoro has noted, and Micon concurs, that the next major step in the development of the SREP project, including the Days Vein, should be a preliminary economic assessment (PEA) to further examine the economic viability of the deposits.

Micon recommends the following two phases of additional work on the SREP and Days Vein deposits:

Phase 1

1)                                       Carry out a preliminary economic assessment of the SREP gold deposits to investigate the potential of SREP, in combination with deposits on other Rusoro concessions in the area, including the Days Vein, to provide sufficient mineral resources to support operation of either the Emilia or La Camorra mill.

2)                                       Complete additional metallurgical testwork to follow-up on initial findings which suggest that a portion of the higher grade gold mineralization at SREP may be refractory. Rusoro has informed Micon that it has sent additional samples to a metallurgical laboratory for metallurgical testing and is awaiting those results.

3)                                       Continue the practice of having cross-sections showing the current domains and interpretation on hand for geologists in the coreshack. Loggers plot their data on these sections each day and should interpret lithologic, alteration, mineralization and oxidation boundaries. Additional details, such as structural measurements and sulphide abundances, should be routinely recorded in drill logs. Consideration should be given to having geologists log direct-to computer in the coreshack.

4)                                       Consideration should be given to implementation of a more sophisticated computerized database management system for dealing with the large volume of exploration data being generated by the project. The “DataShed” system being used at Rusoro’s Choco 10 deposit is a good example.

5)                                       Continue to regularly review of results of QA/QC sampling, including periodic reviews by independent auditors.

The proposed budget for the Phase 1 program is summarized in the following Table.

Table - Proposed Phase 1 Exploration Budget for the SREP Project

Item	Amount (Thousand US$)
Preliminary Economic Assessment	100
Phase 2 of metallurgical testing	25
Environmental baseline study	25
Government Permitting/negotiations	50
10% Contingency	20
Total	220

Phase 2 will be contingent on the results of the PEA in Phase 1 and it is, therefore, not practical to estimate costs at this stage. In the event of a positive PEA, additional work required to advance the project toward a full feasibility assessment would likely include such items as:

•                  Additional definition and/or geotechnical drilling at SREP and Days Vein.

•                  Construction of roads/infrastructure.

•                  Completion of the SREP ramp.

•                  Underground development including establishing drill stations, drifting on zones, bulk sampling.

•                  Collection and processing of bulk samples.

Valle Hondo Project:  The technical information on the Valle Hondo Project is detailed in a 43-101 compliant independent technical report titled; Technical Report and Mineral Resource Estimate, Valle Hondo Project, Bolivar State, Venezuela authored by Neil G. Gow, B.Sc. (Hons.), P.Geo. and William E. Roscoe, Ph.D., P.Eng. of Scott Wilson RPA and dated April 9, 2007.

The Valle Hondo Project is owned by a Venezuelan company Balandria Limited, a subsidiary of Rusoro.  The Project comprises seven concessions with an aggregate area of 25,066 hectares in the eastern part of

Bolivar State.  Within the concessions, there is a large zone of disseminated gold mineralization hosted in altered diorite – the Apanao deposit.

This deposit has been tested by 114 diamond drill holes with an aggregate length of 13,132.5 m and by 12 trenches with an aggregate length of 6,000 m. Scott Wilson RPA has completed a mineral resource estimate for the Valle Hondo Project.  The estimate was prepared using a cut-off grade of 0.5 g/t Au. High grade assays were cut to 20 g/t Au.  Scott Wilson RPA constructed a block model for the deposit. Dimensions of the blocks were 25 m (along strike) by 10 m (down dip) by 6 m. Grades were interpolated into the blocks using ordinary kriging.  The mineral resources for the Project are summarized in the following Table:

TABLE - SUMMARY OF MINERAL RESOURCE ESTIMATE
Rusoro Mining Ltd. – Valle Hondo Project

Resource Class	Tonnes (Mt)	Cut Grade (g/t Au)	Contained Ounces Gold (000’s)
Indicated-oxidized	3.49	0.92	103
Inferred-oxidized	16.40	0.86	454
Inferred-fresh rock	30.57	0.91	894
Inferred-total	46.97	0.89	1,348

Scott Wilson RPA’s mineral resource estimate was classified on the basis of drill hole spacing.  All of the mineral resource in fresh rock is classified as inferred while part of the mineral resource in the saprolite zone, where drilling is more closely spaced, is classified as indicated.  Rusoro has recommended a program comprising both diamond and reverse circulation drilling.  This work is designed to extend the existing mineralization and to fill in within the existing drilling.  In addition, some work has been recommended to complete initial tests on other targets on the property.  The program has a cost estimate of approximately US$1.8 million and will consist of a single stage.  Further work will depend on an assessment of the results of the program once it is completed.  A breakdown of the total cost is set out in the following table.  Scott Wilson RPA concurs with the program recommended by the joint venture.

TABLE - RECOMMENDED EXPLORATION PROGRAM
Rusoro Mining Ltd. – Valle Hondo Project

	Item	US$
1.	Drilling 20,000m at $60/m	1,200,000
2.	Sample Analyses	300,000
3.	Geological	15,000
4.	Geophysics	6,000
5.	Local Labour	9,000
6.	Vehicle/gas	5,000
7.	Materials and supplies	5,000
8.	Travel	5,000
9.	Shipping and communications	5,000
10.	Equipment and site preparation	15,000
11.	Subtotal	1,565,000
	Contingency (15%)	235,000
	Total (rounded)	$1,800,000
	Subtotal	1,565,000

The Valle Hondo Project comprises seven concessions with an aggregate area of 25,066 ha in eastern Bolivar State in Venezuela.  The concessions are wholly owned by a Venezuelan company, Balandria Limited (Balandria), which is controlled by Rusoro.  There are no environmental issues known to be associated with the Valle Hondo concessions.  The main area of interest in the Valle Hondo concessions at the present time is the Apanao gold deposit.  The Apanao deposit may be reached along a poorly maintained road that leads from Highway 10.  There are a number of difficult stream crossings at present. The climate is tropical, with the wettest months being June to August.  Unskilled labour is available on the property, whereas all other labour and supplies would have to be sourced from other cities in Bolivar State.  It is noted that Bolivar State has a long history of mining and skilled labour would be available within one hour’s drive of the property.  The property is generally flat and forested.  There is little exposed rock on the property because of the deep weathering that extends to an average depth of approximately 40 m.  Initial exploration in the Valle Hondo area was carried out by Golden Star Resources Ltd. (Golden Star) in 1994 and 1995. Golden Star completed 30 diamond drill holes.  Rusoro completed significant work programs in the period 1995 to 1998.  In the period 1994 and 1998, exploration work included 6,000 m of trenching in 12 trenches, and more than 13,000 m of diamond drilling.  Geophysical and geochemical surveys were also completed.  The work to date has outlined a large, low-grade gold deposit - the Apanao deposit - hosted mainly in altered diorite, with dimensions of approximately 4.5 km by 500 m by 600 m.  The Valle Hondo Project lies within the Guyana Shield, in the northern part of the Amazon Craton. Archean rocks of the Imataca Complex crop out in the Guyana Shield.  The Complex is unconformably overlain by Proterozoic greenstone-granitic terrane.  In the Valle Hondo area, the Caballape Formation is intruded by units of the Supamo Complex.  The host of mineralization, the Apanao Intrusion, has approximate dimensions of 3,000 m by 1,500 m.  The intrusion has been sheared and has undergone extensive siliceous alteration. More recently, there has been extensive deep weathering.

The Apanao deposit is categorized as an ‘orogenic gold deposit’.  The primary deposit has undergone extensive tropical weathering.  The Apanao deposit comprises a large, low to medium-grade gold deposit hosted in an altered tonalite intrusion.  Mineralization is hosted in northeast-trending shear zones that cross the intrusion and the wall rocks.  Recent testing has demonstrated the presence of mineralization in two areas; the larger area is approximately 1,000 m by 500 m and the smaller area is approximately 500 m by 400 m.  Further testing is considered likely to demonstrate that the mineralization is continuous between the two areas.  The most recent exploration was carried out in the period 1994 to 1998. Comprehensive exploration programs were completed, including 6,000 m of trenching and 13,132.5 m of diamond drilling in 114 diamond drill holes.  Logging was carried out in-house and core was split using a mechanical splitter on site. Samples were analyzed in three laboratories located in Venezuela.  Rusoro carried out extensive quality control/quality assurance (QA/QC) programs to confirm the company’s own work and to demonstrate the reliability of the work completed prior to Rusoro’s involvement.  The protocol followed for all of the Rusoro samples involved fire assay of a 50 g sample with an atomic absorption (AA) finish.  Samples that assayed greater than 1 g/t Au were reassayed by fire assay with a gravimetric finish and, if a value greater than 1 g/t Au was again obtained, a metallics assay on a 300 g sample was completed.  In 1997, Pincock Allan & Holt (PAH) carried out check sampling as part of a due diligence. No problems were noted at that time.  Rusoro’s QA/QC programs included extensive use of standard samples, duplicates, and blank samples.  The results of this work have been tabulated by Rusoro and show that assay reliability was maintained during the various sampling programs. Initial metallurgical testing was carried out by Homestake Mining Company (Homestake).  Testing was completed on two oxide samples and one sample of fresh material. Crushing to -¼ in. yielded high recoveries in the oxide material and poor recoveries in the fresh rock.  Further testing will be required to determine appropriate treatment for the deposit.

Scott Wilson RPA constructed a block model for the Apanao deposit.  A cut-off grade of 0.5 g/t Au and a cutting level of 20 g/t Au were utilized.  Samples were composited into three-metre lengths and composites less than one metre in length were not included in the interpolation of block grades.  A minimum of two and a maximum of twelve composites were required, with a maximum limit of four composites per hole.  The block model was validated by visual inspection, statistical comparison of composite and block grades, and by checking of average grades using inverse distance squared interpolation.  Most of the mineral resource is classified as inferred because of the relatively wide drill spacing at present.  A small portion of the mineral resource within the oxidized zone, where the drilling is closer spaced on 50 m sections, is classified as indicated.  The mineral resources of the Apanao deposit at Valle Hondo are summarized in the following Table at a number of cut-off grades. In Scott Wilson RPA’s view, the resource should be reported at the 0.5 g/t Au cut-off.

TABLE - MINERAL RESOURCES OF THE APANAO DEPOSIT
Rusoro Mining Ltd. – Valle Hondo Project

Resource Category	Cut-off Grade g/t Au	tonnes X 106	Cut Grade g/tAu	Uncut Grade g/t Au
Saprolite
Indicated	1.0	0.88	1.57	3.19
	0.9	1.27	1.37	2.53
	0.8	1.62	1.26	2.19
	0.7	2.02	1.16	1.91
	0.6	2.62	1.04	1.63
	0.5	3.49	0.92	1.36
	0.4	5.54	0.75	1.02
Inferred	1.0	3.48	1.59	2.36
	0.9	4.65	1.43	2.01
	0.8	5.98	1.30	1.76
	0.7	7.93	1.16	1.51
	0.6	10.94	1.02	1.27

Resource Category	Cut-off Grade g/t Au	tonnes X 106	Cut Grade g/tAu	Uncut Grade g/t Au
	0.5	16.40	0.86	1.03
	0.4	23.94	0.73	0.85
Rock
Inferred	1.0	7.66	1.60	2.50
	0.9	9.79	1.46	2.25
	0.8	12.24	1.33	2.06
	0.7	16.30	1.19	1.80
	0.6	22.32	1.04	1.52
	0.5	30.57	0.91	1.28
	0.4	43.30	0.77	1.04
Total Indicated at 0.5 g/t Au Cut-off
	0.5	3.49	0.92	1.36
Total Inferred at 0.5 g/t Au Cut-off
	0.5	46.97	0.89	1.19

Note: Numbers in the table are rounded.

Ceiba:  The technical information on the Ceiba Project is detailed in a 43-101 compliant independent technical report titled; Technical Report and Mineral Resource Estimate, Ceiba II Project, Bolivar State, Venezuela by Neil G. Gow, B.Sc. (Hons.), P.Geo. of Scott Wilson RPA and dated April 9, 2007.

The San Antonio deposit within the Ceiba II Project is being exploited and has produced about 100,000 tonnes grading approximately 6 g/t Au from an open pit to date.  Essentially, all of the exploited material mined to date has been recovered from the oxidized zone.  Diamond drilling has demonstrated that the mineralized zones exploited to date extend to depth under the pit and also along strike from the pit.  Scott Wilson RPA has prepared an estimate of the mineral resources for the deposits adjacent to the San Antonio pit.  Drill intersections are still widely spaced and further drilling will be required for effective mine planning.  Estimated mineral resources for the Ceiba II deposit are 1.55 million tonnes grading 9.2 g/t Au.  All of these mineral resources are in the inferred category.  The mineral resources outlined in the Ceiba II deposit are considered likely to be amenable to mining by underground methods.  A scoping study should be initiated to determine what steps are necessary for development to occur.  It is considered that further diamond drilling will be required to improve the understanding of the deposit and to raise the quality of the mineral resources.  Scott Wilson RPA recommends that Rusoro complete a scoping study. Based on that work, a further campaign of drilling should be carried out.

Rusoro has an exploitation agreement with the Cooperativa Mixta Chicanán (Chicanán) in regard to the Ceiba II concession located in Bolivar State, Venezuela.  Under the terms of the agreement, Rusoro provides technical expertise, equipment, machinery, and qualified labour to develop the property. Rusoro receives 70% of the primary gold material produced from subterranean mines.  The Ceiba II concession has an areal extent of 500 ha.  Within the concession, there is a 50 ha mining lease.  There is no site infrastructure.  Ore from previous mining was trucked to the Rusoro mill at the Emilia concession, approximately 58 km to the north. Rusoro acquired the concession in 2002.  Programs of diamond drilling were completed.  Mining from an open pit commenced in December 2002 and about 100,000 tonnes grading approximately 6 g/t Au were produced from an open pit. Essentially, all of the material mined was from the saprolitic zone.  A further small diamond drilling program was completed in 2005. The Ceiba II concession lies within the Guyana Shield.  Proterozoic greenstone rocks of about 2.25 Ga to 2.1 Ga occur, intruded by granitic rocks of the Supamo Complex.  This intrusive event is dated between 2.23 Ga and 2.05 Ga.  These units were subsequently deformed by the Trans-Amazonian Orogeny dated between 2.15 Ga and 196 Ga.  The Ceiba II concession covers rocks of the Proterozoic Caballape Formation.  Rocks in the pit area are mafic volcanic rocks that have been altered by greenschist metamorphism.  A northeasterly-trending shear zone that dips 65º to 75º northwest cuts the greenstone rocks.  Tropical weathering has affected the mafic rocks to a depth of approximately 40 m.

The deposits have been tested by diamond drilling to a depth of approximately 300 m.  To date, 92 diamond drill holes with an aggregate depth of 17,084 m have been completed.  Scott Wilson RPA has estimated mineral resources by polygonal methods utilizing Gemcom software.  An inferred mineral resource of 1.53 million tonnes with a cut grade of 9.2 g/t Au was estimated.  A cutting level of 36 g/t Au was used.  Production from previous mining was treated at the Rusoro milling complex on the Emilia concession about 58 km north of the open pit.  Previous production included material from the weathered zone and explosives were not used.  While the previous production was not milled separately, the Rusoro mill has achieved high recovery rates.  The material outlined in the mineral resource statement is likely to be amenable to standard gold metallurgy. Scott Wilson RPA knows of no potential environmental problems associated with the Ceiba II concession.

Other Bolivar State Projects

The Increible 14 project is located 15 kilometres northwest of the Corporation’s Choco 10 mine.  A total of 9,000 meters of diamond drilling was completed during 2008.  This work tested all of the principal targets within the project.  Some results are pending and once received a detailed interpretation of the mineralized structure intersected to date will be completed.  Future drilling will be evaluated in conjunction with a series of regional exploration targets within the El Callao district.

Minoro

In Honduras, the Corporation holds the mineral rights to the 10,000 hectare Minoro project.  No field work was completed in Q3, 2008.

[rest of page intentionally left blank]

ITEM 4.                                                     DIVIDENDS

No dividends on the Common Shares have been paid by the Corporation.  Management anticipates that the Corporation will retain all future earnings and other cash resources for the future operation and development of its business.  The Corporation does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends will be at the discretion of the Corporation’s board of directors after taking into account many factors including the Corporation’s operating results, financial condition and current and anticipated cash needs.  The Corporation has no restrictions on paying dividends.

ITEM 5.                                                     DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The Corporation’s authorized capital consists of an unlimited number of Common Shares of which 390,777,946 Common Shares are issued and outstanding as of December 12, 2008.  The holders of Common Shares are entitled to one vote for each Common Share held, and shall be entitled to dividends if as and when declared by the board of directors.  Holders of Common Shares are entitled, on liquidation, dissolution or winding up to receive such assets of the Corporation as are distributable to the holders of the Common Shares.  All of the Common Shares are fully paid and non-assessable.

Options and Warrants

As of December 12, 2008 , the following stock options are outstanding:

Number of Common Shares Issuable Under Options	Exercise Price	Date of Grant	Expiry Date
17,647	$0.85	March 5, 2007	October 13, 2009
350,000	$1.31(1)	October 29, 2007	October 28, 2009
334,117	$1.05	March 5, 2007	December 7, 2009
47,060	$1.11	March 5, 2007	March 7, 2011
94,118	$1.70	March 5, 2007	April 5, 2011
600,000	$1.31(2)	November 7, 2006	November 6, 2016
6,505,000	U.S.$ 3.00	November 7, 2006	November 6, 2016
720,000	$1.31(3)	September 11, 2007	September 10, 2017
6,050,000	$2.12	September 11, 2007	September 10, 2017
810,000	$1.31(4)	October 29, 2007	October 28, 2017
2,975,000	$2.30	October 29, 2007	October 28, 2017
50,000	$1.31(5)	January 1, 2008	January 1, 2018
50,000	$1.60	January 1, 2008	January 1, 2018
300,000	$1.65	January 15, 2008	January 15, 2018
100,000	$1.55	January 24, 2008	January 24, 2018
16,235,000	$1.31	June 27, 2008	June 26, 2018
100,000	$1.31	July 21, 2008	July 20, 2018

(1)                                  The Corporation received approval from the TSXV for the price amendment from $2.30 to $1.31 in respect of 350,000 options originally granted on October 29, 2007.
(2)                                  The Corporation received approval from the TSXV for the price amendment from U.S.$3.00 to $1.31 in respect of 600,000 options originally granted on November 7, 2006 to certain employees and consultants.
(3)                                  The Corporation received approval from the TSXV for the price amendment from $2.12 to $1.31 in respect of 720,000 options originally granted on September 11, 2007 to employees.
(4)                                  The Corporation received approval from the TSXV for the price amendment from $2.30 to $1.31 in respect of 810,000 options originally granted on October 29, 2007 to employees.
(5)                                  The Corporation received approval from the TSXV for the price amendment from $1.60 to $1.31 in respect of 50,000 options originally granted on January 1, 2008 to one of its employees.

As of the date of this Annual Information Form, the following share purchase warrants are outstanding:

Number of Common Shares Issuable Under Warrants	Exercise Price	Date of Grant	Expiry Date
5,833,336	U.S.$ 3.35	November 6, 2006	November 7, 2011
9,216,793	$5.25	March 5, 2007	March 4, 2012
93,750,000	$4.00	November 30, 2007	November 29, 2012

Long Term Debt

Refer to Item 2.2 “Significant Acquisitions”, “Hecla-Venezuela Acquisition” for details of the Corporation’s long term debt.

ITEM 6.                                           MARKET FOR SECURITIES

6.1                          Trading Price and Volume

The Common Shares are listed on the TSXV under the symbol “RML”.  The following table sets out the monthly high and low prices and the volumes of trading of the Corporation’s Common Shares on the TSXV for the periods indicated, as reported by the TSXV.

	Price Range
	High ($)	Low ($)	Trading Volume

December 2007	1.75	1.35	2,912,949
November 2007	2.30	1.61	3,628,185
October 2007	2.72	2.00	6,158,116
September 2007	2.64	2.61	1,722,505
August 2007	2.66	1.58	4,261,353
July 2007	3.07	2.57	3,347,152

	Price Range
	High ($)	Low ($)	Trading Volume

June 2007	3.00	2.56	1,158,041
May 2007	3.25	2.65	3,618,994
April 2007	3.44	2.85	2,849,312
March 2007	3.75	2.90	3,688,252
February 2007	4.05	3.47	494,961
January 2007	3.99	3.50	857,270

6.2                                                                               Prior Sales

Other than Common Shares, the only classes of securities of the Corporation that are currently outstanding are stock options and warrants.  The following options and warrants were issued by the Corporation during the year ended December 31, 2007:

Class of Securities	Date Issued	Number Issued	Price Per Security

Options	March 5, 2007	744,118	Nil(1)
Options	September 11, 2007	6,770,000	Nil(2)
Options	October 29, 2007	4,135,000	Nil(3)
Warrants	March 5, 2007	364,119	Nil(4)
Warrants	March 5, 2007	9,216,793	Nil(5)
Warrants	November 30, 2007	93,750,000	Nil(6)

(1)                                  These are stock options issued pursuant to the Corporation’s stock option plan and entitle the holders to purchase an aggregate of 744,118 Common Shares at prices ranging from $0.85 per share to $2.18 per share with various expiry dates ranging from June 3, 2007 to April 5, 2011.  See Item 5 – “Description of Capital Structure” for price amendments to options granted on March 5, 2007
(2)                                  These are stock options issued pursuant to the Corporation’s stock option plan and entitle the holders to purchase an aggregate of 6,770,000 Common Shares at a price of $2.12 per share and expiring on September 10, 2017. See Item 5 – “Description of Capital Structure” for price amendments to options granted on September 11, 2007.
(3)                                  These are stock options issued pursuant to the Corporation’s stock option plan and entitle the holders to purchase an aggregate of 4,135,000 Common Shares at a price of $2.30 per share with 350,000 options expiring on October 28, 2009 and the remaining 3,785,000 options expiring on October 28, 2017. See Item 5 – “Description of Capital Structure” for price amendments to options granted on October 29, 2007.
(4)                                  These warrants were issued pursuant to a private placement completed by Mena Resources Inc. and converted to warrants of the Corporation pursuant to the Mena Arrangement.  These warrants entitled the holders to purchase up to 364,119 Common Shares at a price of $1.02 per share and expired on February 12, 2008.
(5)                                  These warrants were issued pursuant to a private placement completed by Mena Resources Inc. and converted to warrants of the Corporation pursuant to the Mena Arrangement.  These warrants entitle the holders to purchase up to 9,216,793 Common Shares at a price of $5.25 per share on or before March 4, 2012.

(6)                                  These warrants were issued pursuant to a private placement completed in connection with the GFN Business Combination and entitle the holders to purchase up to 93,750,000 Common Shares at a price of $4.00 per share on or before November 29, 2012.

ITEM 7.                                                ESCROWED SECURITIES

Escrowed Securities

No Common Shares are held in escrow.

The following table sets forth details of Common Shares of the Corporation that are subject to contractual restrictions on transfer:

Designation of Class	Number of Securities		Percentage of Class

Common Shares	51,902,333	(1)	13.3%

(1)           These common shares may be sold as to 25% of the Common Shares on each of March 1, 2009, June 1, 2009, September 1, 2009 and December 1, 2009.

Additionally, pursuant to the Shareholder Agreement, GF Netherlands has agreed to certain restrictions on the resale of its Common Shares.  Refer to Item 2.2 “Significant Acquisitions”, “GFN Business Combination”.

ITEM 8.                                                DIRECTORS AND OFFICERS

8.1                                                                               Name, Address, Occupation and Security Holdings

The following are the names and municipalities of residence of the directors and officers of the Corporation and the positions and offices they hold with the Corporation.  Each director will hold office until the next annual general meeting of the Corporation unless his office is earlier vacated.

Name and Municipality of Residence	Position Held	Date First Became a Director or Officer

Vladimir Agapov Moscow, Russia	Non-Executive Chairman and Director	November 7, 2006

Andre Agapov(4) London, England	Chief Executive Officer and Director	May 10, 2007

George Salamis(5) North Vancouver, BC, Canada	President and Director	September 10, 2007

Gary Warnecke(5) Orlando, Florida, USA	Chief Financial Officer	May 15, 2008

Jay M. Kaplowitz(1)(3)(4) New York City, New York, USA	Director	November 7, 2006

Gordon Keep(1)(2)(4)(5) Vancouver, BC, Canada	Director	November 7, 2006

Name and Municipality of Residence	Position Held	Date First Became a Director or Officer

Abraham Stein(1)(2)(3) New York City, New York, USA	Director	November 7, 2006

Dmitry Ushakov Moscow, Russia	Director	November 7, 2006

Hon. John D. Reynolds, P.C.(3) Gibsons, BC, Canada	Director	November 7, 2006

Peter Hediger Zurich, Switzerland	Director	November 7, 2006

Matias Herrero Vancouver, BC, Canada	Vice President, Finance	May 15, 2008

Gregory Smith(5) North Vancouver, BC, Canada	Vice President, Exploration	November 7, 2006

Judith Bird Vancouver, BC, Canada	Corporate Secretary	December 19, 2007

Notes:

(1)   Member of the Audit Committee.

(2)   Member of the Compensation Committee.

(3)   Member of the Corporate Governance and Nominating Committee.

(4)   Member of the Executive Committee.

(5)   Member of the Disclosure Committee.

As of the date of this Annual Information Form, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, 71,477,216 Common Shares of the Corporation, representing approximately 18.3% of the total issued and outstanding Common Shares of the Corporation.

Directors and Officers

The following sets forth particulars of the principal occupations of the directors and officers of the Corporation.

Andre Agapov, Chief Executive Officer and Director

In 2002 Mr. Agapov founded Grupo Agapov in Venezuela and over the next four years embarked on an aggressive exploratory drilling program while developing strong political ties in Venezuela.  In November 2006, Mr. Agapov negotiated the Grupo Agapov Merger and a year later the GFN Business Combination.  From September 2002 until October 2006,  Mr. A. Agapov served as CEO and Director of both Mineria MS, a small scale Venezuelan gold mining company, and Ruscaolin, an emerging caolinite (china clay) producing company located in Caracas, Venezuela.

George Salamis, President and Director

For more than the past five years, Mr. George Salamis has been the President of Sierra Mining Consulting, a mining consulting firm, and he has held senior management positions with well-established mining companies, including Placer Dome Inc. and Cameco Corporation.

Gary Warnecke, Chief Financial Officer

Mr. Gary Warnecke is a U.S. Certified Public Accountant who moved to Venezuela in 2006 to work with Grupo Agapov and was an essential part of the Grupo Agapov team in the Grupo Agapov Merger.  More recently Mr. Warnecke has been working as Rusoro’s internal auditor and leads the transition team which was put in place to merge the Corporation’s Venezuelan operations with the operations acquired in the GFN Business Combination.  Mr. Warnecke became the Chief Financial Officer of the Corporation in May 2008.   Prior to joining the Corporation, Mr. Warnecke was the Chief Financial Officer of GRIF Management Inc., in New York, from July 2003 until January 2006.

Vladimir Agapov, Non-Executive Chairman and Director

Mr. Vladimir Agapov has been actively involved in the business of Rusoro since the Grupo Agapov Merger.  Prior to that he was actively involved in Grupo Agapov’s business.  In particular, Mr. Agapov leads the coordination of relations with the Venezuelan government and its various ministries.  Since 2002 Mr. Agapov has been serving as a director of Worldwide Charter Inc. in Moscow, Russia, which charters both Western and Russian airlines for passenger and cargo transportation worldwide.  From January 2004 until October 2006, Mr. Agapov was the President of Ruscaolin.

Jay M. Kaplowitz, Director

Mr. Jay M. Kaplowitz is a founding partner of Gersten Savage LLP, a law firm specializing in corporate, banking and securities law. He received his JD from Boston University, where he was an editor of the Boston University Law Review, and his BA from the Brooklyn College, City University of New York.

Abraham Stein, Director

Mr. Abraham Stein has been one of the Managing Directors for East Wind Advisors, LLC, which provides emerging growth companies with advice on strategic business issues in the private capital markets, since January 2006 and the Managing Member of Protean Properties & Development LLC since July2003.  Prior to his current positions, Mr. Stein was an investment banker at Bear, Stearns & Co., Inc. from  May 1992 to December 2005.

Dmitry Ushakov, Director

Mr. Dmitry Ushakov has been serving as Counsel to the President of Rosbank in Russia since June 2008.  Prior to this time Mr. Ushakov was General Counsel to the President with the Coordination Counsel of Russian Employers from February 2004 until June 2008.  From January 1998 to May 2007, Mr. Ushakov served on the Board of Directors of Interros Holding Company, a company which owns Norilsk Nickel and Polyus Gold and from September 2001 until February 2004, Mr. Ushakov was the General Director and a Board Member for Argos, an investment company in Moscow, Russia.

Hon. John D. Reynolds, P.C., Director

Mr. John Reynolds has served as both an MLA in British Columbia from 1983 to 1991 and as a Member of Parliament in Ottawa, Ontario in 1972 to 1977 and then from 1997 to 2006.  Prior to his recent retirement from Federal politics he was the Official Opposition House Leader for the Conservative

Caucus.  Previously he had been Leader of the Opposition in the House of Commons for the Canadian Alliance Caucus.  He is currently a Member of the Queen’s Privy Council for Canada and has been a Senior Strategic Advisor for the law firm Lang Michener LLC since March 2006.  Mr. Reynolds is also currently a director of three mineral exploration companies listed on the Exchange, Calibre Mining Corp., Svit Gold Corp. and Terrane Metals Corp. as well as President of Gainey Consultants Inc. since January 2006.

Peter Hediger, Director

Mr. Peter Hediger has been employed by MFC Merchant Bank S.A. of Switzerland since its integration with MFC Securities (Schweiz) AG in 1998, at which time Mr. Hediger was a Vice President.  Mr. Hediger held the position of General Manager of MFC Merchant Bank S.A. from January, 2004 until his departure in February 2008.  Prior to that he held the positions of Deputy General Manager, First Vice-President and Vice-President with MFC Merchant Bank S.A.  Since February 2008, Mr. Hediger has been a self-employed consultant working in Switzerland advising  Banks and Corporations in the finance sector.

Gordon Keep, Director

Mr. Keep has wide business experience as an investment banker and has held several senior positions.  From April 1987 until October 1997 he was the vice president of corporate finance in the natural resource group of Yorkton Securities Inc. and from September 1997 until March 2004 he was senior vice president and director of Lions Gate Entertainment Corp.  Mr. Keep was Managing Director of Corporate Finance at Endeavour Financial, an investment banking firm that specializes in the mining and mineral industries, from January 2001 to July 2007.  Mr. Keep is currently Executive Vice-President of Fiore Financial Corporation.

Matias Herrero, Vice President Finance

Mr. Herrero is a U.S. Certified Public Accountant and a former audit manager with PricewaterhouseCoopers (PwC). At PwC he worked in the mining division working with Canadian mining companies operating in Latin America. Mr. Herrero is fluent in Spanish and with his extensive compliance and financial reporting background he plays a leading role in coordinating Rusoro’s Venezuelan and Canadian financial departments.

Gregory Smith, Vice-President Exploration

Mr. Gregory Smith is a geologist and has been the Vice-President Exploration of the Corporation since November 2006.  He was the Exploration Manager for Mena Resources Inc. prior to its amalgamation with Rusoro Acquisition Corp.

Judith Bird, Corporate Secretary

Ms. Judith Bird is a paralegal who has been with the Corporation as Corporate Secretary since December 2007.  Ms. Bird has been working with corporate and securities law firms and public companies in Vancouver for the past 12 years.

8.2                  Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. John Reynolds is a director of CT Oriental Holdings Ltd. (“CT”).  The Alberta Securities Commission issued a cease trade order against CT on October 3, 2008 for failure to file certain financial statements, related management discussion and analysis and certifications.  The cease trade order remains in effect.

Other than as set forth above, no director or executive officer of the Corporation is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Corporation), that:

(a)           was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)           was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this Item 8.2, “order” means

(a)           a cease trade order;

(b)           an order similar to a cease trade order; or

(c)           an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Corporation, or, to the knowledge of the Corporation, a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)           is, as at the date of this Annual Information Form or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)           has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Corporation, or, to the knowledge of the Corporation, a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(a)           any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)           any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.3                          Conflicts of Interest

Certain of the Corporation’s directors and officers are also directors and officers of other natural resource companies.  Consequently, there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers relating to the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies.

ITEM 9.                                           LEGAL AND REGULATORY PROCEEDINGS

Rusoro’s indirect ownership of Cabello Gálvez, C.A. through Inversiones Mineras El Dorado, S.A. is currently the subject of two disputes before the Venezuelan courts.

The first lawsuit (the “First Lawsuit”), currently pending before the Eighth Court of First Instance of the Jurisdiction of the Capital Region and Metropolitan Area of Caracas with Civil, Mercantile and Transit Competence, was brought by the previous owner of Corporación Cabello Gálvez, C.A. (plaintiff: Mr. Carlos Moya Palacios) against a third party (defendant: Héctor Lusinchi).  The plaintiff seeks a declarative judgment asserting his ownership rights over the shares of Cabello Gálvez, C.A. based on an authenticated deed of acquisition, while the defendant asserts a superior right over the shares based on a judicial adjudication.  Since Inversiones Mineras El Dorado, S.A. is the successor in interest of the plaintiff, the validity of its ownership of the shares of Cabello Gálvez, C.A. is uncertain until the legal proceedings are finalized.

The second lawsuit (the “Second Lawsuit”), currently pending before Twelfth Court of First Instance of the Jurisdiction of the Capital Region and Metropolitan Area of Caracas with Civil, Mercantile and Transit Competence, was brought by a third party (Héctor Lusinchi) against Corporación Cabello Gálvez, C.A. (defendant).  The plaintiff seeks a judgment asserting the voidance of a General Shareholders Meeting of Corporación Cabello Gálvez, C.A. in which it was resolved to increase the capital of the Corporation and to issue new shares in the name of Mr. Carlos Moya Palacios.  Since Inversiones Mineras El Dorado, S.A. is the successor in interest of Mr. Moya Palacios in respect of those shares, the validity of its ownership of the shares of Cabello Gálvez, C.A. is uncertain until the legal proceedings are finalized.

Pursuant to a settlement reached on November 4, 2008, Rusoro Mining (Panama) Inc., a wholly-owned subsidiary of the Corporation, transferred 50% of the issued and outstanding shares of its wholly-owned subsidiary Inversiones Mineras El Dorado, S.A. to Hector Lusinchi, in settlement of the First Lawsuit and his agreement to abandon the Second Lawsuit.  The settlement of the First Lawsuit and the abandonment of the Second Lawsuit are subject to homologation by the Venezuelan courts.

On October 13, 2004 the Company’s wholly-owned subsidiary Promotora Minera de Guayana P.M.G., SA (“PMG”) commenced an action in the Venezuelan courts against several small miners to enjoin them from carrying out mining operations in the Choco 10 area and seeking restitution.  The Venezuelan courts have granted a temporary injunction in favour of PMG which allowed PMG to vacate the small miners from the Choco 10 area.  PMG’s claim is in the amount of approximately U.S.$4,600,000 and the action remains before the Venezuelan courts.

On June 26, 2007 an action was commenced in the Venezuelan courts by Cooperativa de Molineros El Callao II RL against PMG claiming damages in the amount of approximately U.S.$10,500,000 for eviction from the Choco 10 minesite.  PMG is defending the action and proceedings have been suspended pending notification of the Attorney General for Venezuela.

On December 5, 2007 an action was commenced in the Venezuelan courts by four individuals against PMG and Luis Salvatore claiming damages of approximately U.S.$1,800,000 for alleged illegal actions taken against them by PMG.  PMG is defending the action and the action is pending before the Venezuelan courts.

On April 21, 2008 an action was commenced in the Venezuelan courts by Ramona de Herrera and others against PMG claiming damages in the amount of approximately U.S.$2,200,000 for eviction from the Choco 10 minesite.  PMG is defending the action and the action is pending before the Venezuelan courts.

Management knows of no other legal or regulatory proceedings, contemplated or actual, involving Rusoro or its subsidiaries which could materially affect Rusoro or its subsidiaries.

On December 1, 2004, Ferrominera del Orinoco (“FMO”), a Venezuelan state-owned company, instigated legal proceedings against the Corporation’s wholly-owned subsidiary, Promotora Minera de Venezuela S.A. for the annulment of a shareholders meeting whereby FMO’s equity stake in PMG was diluted from 30% to 0.02%.  Pursuant to a settlement agreement dated July 15, 2005, FMO formally abandoned the action on July 6, 2008 and on August 6, 2008 the Corporation paid $1,000,000 to FMO and transferred a 5% undilutable interest in PMG to FMO to settle the dispute.  The legal proceeding was terminated on September 24, 2008 with the homologation of the abandonment of the action by the Venezuelan courts.

ITEM 10.               INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Vladimir Agapov, Non-Executive Chairman and a director of Rusoro, and Jay Kaplowitz and Gordon Keep, directors of Rusoro, were shareholders of Grupo Agapov at the time of the Grupo Agapov Merger.  In connection with the Grupo Agapov Merger, Gordon Keep was also issued 500,000 performance warrants which entitled him to purchase up to 500,000 Common Shares of the Corporation at a price of U.S.$0.05 per share which have been exercised.

In December 2006, Rusoro acquired a group of CVG contracts and concessions granted by the MEM known as Oro 88.  The contracts and concessions are held by corporations which were owned beneficially by Mr. Vladimir Agapov.  The purchase price is U.S.$5,000,000 of which U.S.$2,500,000 was paid on signing of the acquisition agreement, and the balance of which was paid in two further instalments.

In November of 2008, the Corporation advanced U.S.$1,500,000 to a corporation beneficially owned by Mr. Andre Agapov as an advance on the purchase price of a diamond processing plant and related equipment (collectively, the “Plant”).  The Corporation agreed to arrange for the transfer of the Plant to MIBAM pursuant to the MIBAM Agreement.  MIBAM has taken possession of the Plant and the transfer is pending.  The Corporation agreed to reimburse Mr. Agapov for the fair market value of the Plant and an independent valuation of the Plant is currently being prepared.  GF Netherlands holds 140,000,001 Common Shares representing 35.8% of the issued and outstanding Common Shares of the Corporation.  During the year ended December 31, 2007, the Corporation acquired VHL and certain other subsidiaries from GN Netherlands, details of which are disclosed under item 2.2 “Significant Acquisitions”, “GFN Business Combination”.

Gordon Keep is the Executive Vice President of Fiore Financial Corporation (“Fiore”) which is an exclusive financial advisor to Endeavour Financial International Corporation (“Endeavour Financial”).  Endeavour Financial has entered into a financial advisory services agreement with the Corporation, details of which are set out in Item 12 “Material Contracts”.  Fiore is entitled to participate in Endeavour Financial’s bonus pool and therefore has a contingent economic interest in the financial advisory services agreement between the Corporation and Endeavour Financial.

Except as disclosed herein:

(a)           no director or executive officer of the Corporation;

(b)           no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Corporation; and

(c)           no associates or affiliate of any of the foregoing;

has any material interest, direct or indirect, in any transaction within the Corporation’s three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation or any of its subsidiaries.

ITEM 11.               TRANSFER AGENT AND REGISTRAR

The Registrar and Transfer Agent for the Common Shares is Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia  V6C 3B9.

ITEM 12.               MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only contracts the Corporation has entered into since the beginning of its most recently completed financial year, or before that financial year but that are still in effect, and which can reasonably be regarded as material to the Corporation, are as follows:

(a)           The Mena Arrangement Agreement referred to in Item 2.2 “Significant Acquisitions – Mena Arrangement”.

(b)           The Agency Agreement referred to in Item 2.2  “Significant Acquisitions – Mena Arrangement”.

(c)           The Combination Agreement referred to in Item 2.2 “Significant Acquisitions – GFN Business Combination”.

(d)           The Shareholder Agreement referred to in Item 2.2 “Significant Acquisitions – GFN Business Combination”.

(e)           The Underwriting Agreement referred to in Item 2.2 “Significant Acquisitions – GFN Business Combination”.

(f)            The Hecla-Venezuela Agreement referred to in Item 2.2 “Significant Acquisitions – Hecla-Venezuela Acquisition”.

(g)           The Loan Agreement referred to in Item 2.2 “Significant Acquisitions – Hecla-Venezuela Acquisition”.

(h)           The MIBAM Agreement referred to in Item 2.2 “Significant Acquisitions – Hecla-Venezuela Acquisition”.

(i)            Financial Advisory Services Agreement dated April 3, 2007 (the “Endeavour Mandate Agreement”) between the Corporation and Endeavour Financial.  Pursuant to the Endeavour Mandate Agreement the Corporation has retained Endeavour Financial to provide financial advisory services.  In consideration for those services Endeavour Financial is entitled to be paid a fee of U.S.$10,000 per month.  Endeavour Financial is also entitled to certain milestone payments, a success fee of 1.75% of the value of the transaction on completion of certain transactions including mergers, business combinations and acquisitions and divestitures of assets and a success fee of 2% on debt financings.

(j)            The Guarantee referred to in Item 2.2 “Significant Acquisitions – Hecla-Venezuela Acquisition”.

(k)           The Warrant Instrument referred to in Item 2.2 “Significant Acquisitions – Hecla-Venezuela Acquisition”.

ITEM 13.               INTERESTS OF EXPERTS

Mr. Gregory Smith, P. Geo., the Vice-President Exploration of the Corporation is a “Qualified Person” as defined in NI 43-101 and is responsible for the accuracy of the scientific and technical information contained within this AIF.  Mr. Smith beneficially owns, directly or indirectly, less than 1% of the Corporation’s Common Shares.

Other than the foregoing, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Annual Information Form or as having prepared or certified a report or valuation described or included in this Annual Information Form holds any beneficial interest, direct or indirect, in any property of the Corporation or of an associate or affiliate of the Corporation and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Corporation or of an associate or affiliate of the Corporation and no such person is a promoter of the Corporation or an associate or affiliate of the Corporation.

Grant Thornton LLP, the Corporation’s external auditor, has prepared an opinion with respect to the Corporation’s audited consolidated financial statements for the years ended December 31, 2007 and 2006.  In connection with the audit of the Corporation’s annual financial statements for the years ended December 31, 2007 and 2006, Grant Thornton LLP have confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 14.               ADDITIONAL INFORMATION

Additional information concerning the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval which may be accessed on the SEDAR website at www.sedar.com.  Copies of such information may also be obtained on request without charge from the Secretary of the Corporation, at Suite 1600, 609 Granville Street, PO Box 10068, Pacific Centre, Vancouver, British Columbia, V7Y 1C3.

Additional information, including information as to directors and officers remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the Management Information Circular of the Corporation provided for the Annual General Meeting of the shareholders of the Corporation held on September 12, 2008.  Additional information is provided in the Corporation’s Financial Statements and the Management’s Discussion and Analysis for the year ended December 31, 2007.  Copies of such documents may be obtained in the manner set forth above.